
06014162

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PT Bank Buana Indonesia

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34694 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/7/06

ASSURANCE AND ADVISORY
BUSINESS SERVICES

82-34694

Financial Statements
With Independent Auditors' Report
Years Ended December 31, 2005 and 2004

ARLS
12-31-05

PT BANK BUANA INDONESIA Tbk


SEC MAIL PROCESSING
RECEIVED
JUN 5 2006
WASH, D.C.
160
SECTION

ERNST & YOUNG

PT BANK BUANA INDONESIA Tbk
FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
YEARS ENDED DECEMBER 31, 2005 AND 2004

Table of Contents

****

ERNST & YOUNG

Prasetio, Sarwoko & Sandjaja
Jakarta Stock Exchange Building
Tower 2, 7th Floor
Jl. Jend. Sudirman Kav. 52 - 53
Jakarta 12190, Indonesia

Phone: (62-21) 5289 5000
Fax : (62-21) 5289 4100
www.ey.com

This report is originally issued in Indonesian language.


SEC MAIL
PROCESSING
RECEIVED
JUN 5 2006
WASH. D.C.
160
SECTION

Independent Auditors' Report

Report No. RPC-4906

The Shareholders, Boards of Commissioners and Directors
PT Bank Buana Indonesia Tbk

We have audited the accompanying balance sheets of PT Bank Buana Indonesia Tbk ("Bank") as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Bank Buana Indonesia Tbk as of December 31, 2005 and 2004, and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles in Indonesia.

Prasetio, Sarwoko & Sandjaja

Drs. Iman Sarwoko
Public Accountant License No. 98.1.0359

February 3, 2006

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS
December 31, 2005 and 2004
(Expressed in millions of Rupiah, except for share data)

	Notes	2005	2004
ASSETS			
Cash	2a,3	130,559	126,516
Current Accounts with Bank Indonesia	2a,4	1,002,609	897,844
Current Accounts with Other Banks	2a,2d,2k,5		
Related parties	2b,39	5,150	8,656
Third parties		123,776	75,632
Total current accounts with other banks		128,926	84,288
Allowance for possible losses		(1,289)	(851)
Net		127,637	83,437
Placements with Bank Indonesia and Other Banks	2e,2k,6		
Related parties	2b,39	8,876	184,919
Third parties		1,534,951	357,830
Total placements with other banks		1,543,827	542,749
Allowance for possible losses		(15,258)	(5,427)
Net		1,528,569	537,322
Securities	2f,2k,7		
Trading		575,937	1,113,799
Available-for-sale		25,359	25,054
Held-to-maturity			
Related parties	2b,39	-	6,593
Third parties		1,897,564	4,798,384
Total securities		2,498,860	5,943,830
Allowance for possible losses		(4,674)	(9,790)
Net		2,494,186	5,934,040
Securities under Resell Agreement	2g,2k,8	-	511,962
Allowance for possible losses		-	(5,128)
Net		-	506,834

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2005 and 2004
(Expressed in millions of Rupiah, except for share data)

	Notes	2005	2004
Derivatives Receivable	2h,2k,9	17	324
Allowance for possible losses		-	(3)
Net		17	321
Loans	2i,2k,10,15,16,17		
Related parties	2b,39	150,186	59,477
Third parties		10,158,503	7,797,597
Total loans		10,308,689	7,857,074
Allowance for possible losses		(182,204)	(98,811)
Net		10,126,485	7,758,263
Acceptances Receivable	2j,2k,11	24,496	37,046
Allowance for possible losses		(434)	(526)
Net		24,062	36,520
Deferred Tax Assets - Net	2v,19	19,552	13,053
Premises and Equipment	2b,2l,12,26,31,39		
Carrying value		634,751	548,009
Accumulated depreciation		(266,876)	(225,442)
Net Book Value		367,875	322,567
Other Assets	2k,2m,2n,2o,13	178,731	139,140
Allowance for decline in value		(777)	(2,177)
Net		177,954	136,963
TOTAL ASSETS		**15,999,505**	**16,353,680**

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2005 and 2004
(Expressed in millions of Rupiah, except for share data)

	Notes	2005	2004
LIABILITIES AND EQUITY			
LIABILITIES			
Current Liabilities	14	10,299	73,790
Deposits			
Demand deposits	2q,10,15		
Related parties	2b,39	191,397	440,357
Third parties		2,924,434	3,129,314
Total demand deposits		3,115,831	3,569,671
Savings deposits	2q,10,16		
Related parties	2b,39	27,796	62,233
Third parties		4,024,053	4,704,906
Total savings deposits		4,051,849	4,767,139
Time deposits	2q,10,17		
Related parties	2b,39	1,009,710	557,516
Third parties		4,714,623	4,525,841
Total time deposits		5,724,333	5,083,357
Total deposits		12,892,013	13,420,167
Deposits from Other Banks	2q,18	367,607	416,989
Taxes Payable	2v,19	43,565	48,158
Derivatives Payable	2h,9	16	6
Interest Payable	2r	34,910	24,753
Acceptances Payable	2j,11	24,496	37,046
Fund Borrowings	20	28,555	34,890
Subordinated Bonds	2p,21	295,429	294,154

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2005 and 2004
(Expressed in millions of Rupiah, except for share data)

	Notes	2005	2004
Estimated Losses on Commitments and Contingencies	2k,22	2,109	3,139
Liability for Employees' Benefits	2u,36	12,217	14,377
Other Liabilities	23	119,161	84,306
Total Liabilities		13,830,377	14,451,775
SHAREHOLDERS' EQUITY			
Share capital - Rp250 par value			
Authorized - 18,000,000,000 shares			
Issued and fully paid - 5,766,242,737 shares and 4,988,112,000 shares in 2005 and 2004, respectively	24	1,441,561	1,247,028
Additional paid-in capital	2p,24,25	238,276	91,827
Revaluation increment on premises and equipment	2l,26	103,280	103,280
Differences arising from restructuring of entities under common control	2c,28	-	(6,220)
Unrealized gain from change in fair value of available-for-sale securities	2f,7	6,897	6,592
Retained earnings			
Appropriated	27	27,500	25,000
Unappropriated		351,614	434,398
Total Shareholders' Equity		2,169,128	1,901,905
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**15,999,505**	**16,353,680**

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF INCOME
Years ended December 31, 2005 and 2004
(Expressed in millions of Rupiah, except for basic earnings per share)

	Notes	2005	2004
INCOME AND EXPENSES FROM OPERATIONS			
Interest Income			
Interest	2b,2r,29,39	1,606,188	1,432,676
Fees and commissions	2s	67,805	65,284
Total Interest Income		1,673,993	1,497,960
Interest Expense	2b,2r,30,38,39	745,302	623,582
Interest Income - Net		928,691	874,378
Other Operating Income			
Administration fees and commissions	2s	64,380	46,833
Gain from foreign currency transactions - net	2h,2t	16,392	12,199
Gain on securities sold and matured - net	2f	8,673	3,267
Recovery of allowance for decline in value of foreclosed assets		1,400	1,115
Gain (loss) from change in the fair value of trading securities - net	2f,7	(1,265)	1,856
Others		33,634	21,696
Total Other Operating Income		123,214	86,966
Provision for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	2k	77,661	15,138
Other Operating Expenses			
General and administrative	2b,12,31,39	189,465	258,069
Salaries and employees' benefits	2u,32,36	329,009	293,554
Total Other Operating Expenses		518,474	551,623
INCOME FROM OPERATIONS		**455,770**	**394,583**
NON-OPERATING INCOME			
Gain on sale of premises and equipment - net	2l,12	4,973	15,427
Others - net	33	31,453	2,728
Non-Operating Income - Net		36,426	18,155

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF INCOME (continued)
Years ended December 31, 2005 and 2004
(Expressed in millions of Rupiah, except for basic earnings per share)

	Notes	2005	2004
INCOME BEFORE INCOME TAX		**492,196**	**412,738**
Income Tax Expense (Benefit)	2v,19		
Current		152,899	132,608
Deferred		(6,499)	(3,445)
Income Tax Expense - Net		146,400	129,163
NET INCOME		**345,796**	**283,575**
BASIC EARNINGS PER SHARE	2w	60	49

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2005 and 2004
(Expressed in millions of Rupiah)

	Notes	Issued and Fully Paid - Share Capital	Additional Paid-in Capital	Revaluation Increment on Premises and Equipment	Differences Arising from Restructuring of Entities under Common Control	Unrealized Gain from Change in Fair Value of Available-for-sale Securities	Retained Earnings		Total Shareholders' Equity
							Appropriated	Unappropriated	
Balance, January 1, 2004		**1,247,028**	**91,827**	**103,280**	**(6,220)**	**4,971**	**20,000**	**222,415**	**1,683,301**
Cash dividends declared	27	-	-	-	-	-	-	(66,592)	(66,592)
Appropriation for general reserves	27	-	-	-	-	-	5,000	(5,000)	-
Unrealized gain from change in the fair value of available-for-sale securities	2f,7	-	-	-	-	1,621	-	-	1,621
Net income		-	-	-	-	-	-	283,575	283,575
Balance, December 31, 2004		**1,247,028**	**91,827**	**103,280**	**(6,220)**	**6,592**	**25,000**	**434,398**	**1,901,905**
Cash dividends declared	27	-	-	-	-	-	-	(85,098)	(85,098)
Appropriation for general reserves	27	-	-	-	-	-	2,500	(2,500)	-
Bonus shares distribution	1c,24,25	91,827	(91,827)	-	-	-	-	-	-
Stock dividend distribution	1c,24,25	102,706	238,276	-	-	-	-	(340,982)	-
Realized differences arising from restructuring of entities under common control	2c,28	-	-	-	6,220	-	-	-	6,220
Unrealized gain from change in fair value of available-for-sale securities	2f,7	-	-	-	-	305	-	-	305
Net income		-	-	-	-	-	-	345,796	345,796
Balance, December 31, 2005		**1,441,561**	**238,276**	**103,280**	-	**6,897**	**27,500**	**351,614**	**2,169,128**

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004
(Expressed in millions of Rupiah)

	Notes	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest, fees and commissions received		1,685,335	1,506,411
Other operating income received		121,996	71,377
Receipts from sale of foreclosed assets		4,546	20,565
Receipts from loans previously written-off	10	5,499	19,119
Payments of interest		(735,146)	(621,371)
Payments of other operating expenses		(469,188)	(492,993)
Payments of income tax		(162,943)	(104,708)
Receipts from (payments of) non-operating transactions - net		30,752	(336)
Changes in operating assets and liabilities:			
Decrease (increase) in operating assets:			
Placements with other banks		(1,000,880)	109,548
Trading securities		837,144	(132,638)
Securities under resell agreement		500,000	(25,571)
Loans		(2,462,746)	(2,535,691)
Other assets		(16,367)	(11,674)
Increase (decrease) in operating liabilities:			
Current liabilities		(63,491)	11,184
Deposits:			
Demand deposits		(453,841)	421,419
Savings deposits		(715,288)	419,975
Time deposits		640,976	274,057
Certificates of deposits		-	(9)
Deposits from other banks		(49,382)	314,558
Taxes payable		5,451	2,574
Other liabilities		27,100	25,945
Net Cash Used in Operating Activities		**(2,270,473)**	**(728,259)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease in held-to-maturity securities and available-for-sale securities		2,599,800	781,234
Proceeds from sales of premises and equipment	12	7,654	19,934
Proceeds from sales of investments in shares of stock	13	-	4,405
Acquisitions of premises and equipment	12	(96,353)	(52,674)
Net Cash Provided by Investing Activities		**2,511,101**	**752,899**

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CASH FLOWS (continued)
Years ended December 31, 2005 and 2004
(Expressed in millions of Rupiah)

	Notes	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of subordinated bonds	21	-	300,000
Payment of bonds issuance costs	21	-	(6,378)
Decrease in fund borrowings		(6,336)	(6,336)
Payment of cash dividends	27	(85,098)	(24,342)
Net Cash Provided by (Used In) Financing Activities		**(91,434)**	**262,944**
Effect of change in foreign exchange rates on cash and cash equivalents		4,252	12,625
NET INCREASE IN CASH AND CASH EQUIVALENTS		**153,446**	**300,209**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,108,648	808,439
CASH AND CASH EQUIVALENTS AT END OF YEAR		**1,262,094**	**1,108,648**
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR			
Cash	3	130,559	126,516
Current accounts with Bank Indonesia	4	1,002,609	897,844
Current accounts with other banks	5	128,926	84,288
Total		**1,262,094**	**1,108,648**
NON-CASH ACTIVITIES			
Stock dividend distribution	26	340,982	-
Reclassification of held-to-maturity securities to trading securities	7	300,547	-
Bonus shares distribution	24	91,827	-
Foreclosed assets		8,915	9,262

The accompanying notes form are an integral part of these financial statements.

(Expressed in millions of Rupiah, except for

1. GENERAL

a. Establishment of the Bank and General Information

PT Bank Buana Indonesia Tbk (the "Bank") was established in Indonesia based on the Notarial Deed No. 150 of Eliza Pondaag, S.H., dated August 31, 1956. The Deed of Establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. J.A 5/78/4 dated October 24, 1956, as registered at the Jakarta Court of Justice under No. 1811 on October 27, 1956, and was published in the State Gazette No. 96, Supplement No. 1243, dated November 30, 1956.

The Bank's Articles of Association has been amended several times, most recently by Notarial Deed No. 6 of Fathiah Helmi, S.H., dated June 2, 2005, among others, concerning the increase in issued and fully paid share capital through distribution of stock bonus and stock dividends (Note 24). The amendments of the Articles of Association were reported to the Ministry of Justice and Human Rights of the Republic of Indonesia as stated in its Decision Letter No. C-16876.HT.01.04.TH.2005 dated June 17, 2005. The amendments of the Articles of Association were also registered under Company Registration No. 1333/RUB.09.02/VIII/2005 at the Office of the Industry and Trade in West Jakarta dated August 5, 2005, and was published in the State Gazette No. 74, Supplement No. 883, dated September 16, 2005.

Based on the Article 3 of the Bank's Articles of Association, the Bank is engaged in general banking activities. The Bank was granted a license to conduct general banking activities based on the Decision Letter of Ministry of Finance of the Republic of Indonesia No. 203443/U.M/II dated October 15, 1956. The Bank was also granted a license to conduct foreign exchange activities based on the Decision Letter of Bank Indonesia No. 9/39/Kep/Dir/UD dated July 22, 1976. The Bank started its commercial operations in banking activities on November 1, 1956.

The Bank's head office is located at Jl. Gajah Mada No. 1A, Jakarta. As of December 31, 2005, the Bank has 1 operational head office, 32 branches, 158 sub-branches and 6 cash offices; all of which are located in Indonesia.

As of December 31, 2005, the Bank is now majority owned by United Overseas Bank International Investment Private Limited ("UOBII"), a subsidiary of United Overseas Bank Limited ("UOB"), after several shareholders sold their shares ownership to UOBII in 2005.

b. The Bank's Initial Public Offering

In June 2000, the Bank made an initial public offering of its 194,000,000 shares with a par value of Rp500 (full amount) per share at the offering price of Rp700 (full amount) per share. The initial public offering was performed after the Bank received statement of effectiveness through the Letter of the Capital Market Supervisory Agency ("BAPEPAM") No. S-1544/PM/2000 dated June 27, 2000. On July 28, 2000, the Bank's shares of stock were listed in the Jakarta Stock Exchange ("BEJ") and the Surabaya Stock Exchange ("BES").

The registration of founders' shares and shares issued during the initial public offering of 960,300,000 shares (after deducting 1% or 9,700,000 of shares owned by PT Sari Dasa Karsa, the majority founder shareholder) was approved by BEJ and BES, based on Letter No. S-2193/BEJ.EEM/07-2000 dated July 25, 2000 and Letter No. 006/EMT/LIST/BES/VII/2000 dated July 18, 2000, respectively.

c. Share Transactions after Initial Public Offering

Since the Bank's initial public offering in June 2000, the Bank has entered into several share capital transactions as summarized below:

(Expressed in millions of Rupiah, except for

1. GENERAL (continued)

c. Share Transactions after Initial Public Offering (continued)

Date	Description	Outstanding Shares After the Transaction
March 28, 2002	Distribution of bonus shares by capitalizing the additional paid-in capital from the Bank's initial public offering representing 47,133,917 shares and distribution of stock dividends representing 223,689,754 shares	1,240,823,671
August 23, 2002	Limited Public Offering I representing 248,164,734 shares which was approved by BEJ on October 3, 2002	1,488,988,405
November 25, 2002	Stock split from Rp500 (full amount) par value per share to Rp250 (full amount) par value per share	2,977,976,810
April 23, 2003	Limited Public Offering II representing 744,494,202 shares	3,722,471,012
August 22, 2003	Distribution of bonus shares by capitalizing the additional paid-in capital from the distribution of stock dividends in 2002 and Limited Public Offering II representing 959,549,650 shares and distribution of stock dividends representing 306,091,338 shares	4,988,112,000
March 28, 2005	Distribution of bonus shares by capitalizing the additional paid-in capital in 2003 representing 367,309,605 shares and distribution of stock dividends representing 410,821,132 shares (Note 24)	5,766,242,737

d. Issuance of Subordinated Bonds

On June 30, 2004, in accordance with the Letter from the Chairman of BAPEPAM No. S-1981/PM/2004, the Bank's issuance of Subordinated Bonds I Bank Buana Year 2004 with nominal value of Rp300,000 has become effective. On July 15, 2004, the subordinated bonds have been listed on BES (Note 21).

e. Employees, Boards of Commissioners and Directors

The Bank's Boards of Commissioners and Directors as of December 31, 2005 and 2004 were as follows:

2005		2004	
Wee Cho Yaw	- President Commissioner	R. Rachmad	- President Commissioner
Francis Lee Chin Yong	- Vice President Commissioner	Lukito Winarto	- Commissioner
Quek Cher Teck *	- Commissioner	Wimpie Wirja Surja	- Commissioner
Narayan B. Menon	- Commissioner	Soetadi Limin	- Commissioner
Karman Tandanu	- Commissioner		
Jimmy Kurniawan Laihad	- President Director	Jimmy Kurniawan Laihad	- President Director
Ben Gan Hui Beng	- Vice President Director	Aris Janasutanta Sutirto	- Director
Aris Janasutanta Sutirto	- Director	Eddy Muljanto	- Director
Eddy Muljanto	- Director	Pardi Kendy	- Director

(Expressed in millions of Rupiah, except for

1. GENERAL (continued)

e. Employees, Boards of Commissioners and Directors (continued)

2005		2004	
Pardi Kendy	- Director	Safrullah Hadi Saleh	- Director
Safrullah Hadi Saleh	- Director	Ishak Sumarno	- Director
Ishak Sumarno	- Director	Aw Tee Woo	- Director
Aw Tee Woo	- Director	Soehadie Tansol	- Compliance Director
Goh Seng Huat	- Director		
Soehadie Tansol	- Compliance Director		

* Still in process of approval from Bank Indonesia

The appointments of the boards of commissioners and directors as of December 31, 2005 and 2004 were based on the Extraordinary Shareholders Meeting dated October 14, 2005 and March 28, 2005, respectively, as notarized through Notarial Deed No. 4 dated January 4, 2006, No. 46 dated December 27, 2005, No. 1 dated November 9, 2005, and No. 3 dated July 5, 2005, by Fathiah Helmi, S.H.; and Extraordinary Shareholders Meeting dated July 19, 2004 as notarized through Notarial Deed No. 20 dated December 14, 2004, of Fathiah Helmi, S.H.

The boards of commissioners and directors as of December 31, 2005 were approved by Bank Indonesia through Letter No. 8/11/GBI/DPIP/Rahasia dated January 30, 2006, Letter No. 7/120/GBI/DPIP/Rahasia dated December 26, 2005, Letter No. 7/110/GBI/DPIP/Rahasia dated December 19, 2005, Letter No. 7/109/GBI/DPIP/Rahasia dated December 13, 2005, Letter No. 7/90/GBI/DPIP/Rahasia dated October 27, 2005, and Letter No. 7/12/GBI/DPIP/Rahasia dated June 8, 2005.

Salaries and other compensation benefits incurred for the Bank's commissioners and directors amounted to Rp22,182 in 2005 and Rp23,891 in 2004.

As of December 31, 2005 and 2004, the Bank had 5,326 and 5,093 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial Statements

The financial statements are prepared on the historical cost basis of accounting, except for securities classified as trading and available-for-sale, and derivative instruments, which are stated at fair values; foreclosed assets which are stated at net realizable value; and certain premises and equipment, which have been revalued based on Government regulations.

The financial statements are prepared in accordance with the Statement of Financial Accounting Standards (PSAK) No. 31, "Accounting for Banking" (Revised 2000), issued by the Indonesian Institute of Accountants (IAI), and the Accounting Guidelines for Indonesian Banking (PAPI) issued by Bank Indonesia in cooperation with IAI in June 2001, and where applicable with the prevailing banking industry practices, accounting and reporting guidelines prescribed by BI.

The financial statements are also prepared on accrual basis, except for the statements of cash flows and interest income on non-performing earning assets, which are recognized upon actual cash collections. The statements of cash flows present the receipts and payments of cash and cash equivalents classified into operating, investing and financing activities using direct method. For purposes of presentation in the statements of cash flows, cash and cash equivalents consist of cash, current accounts with Bank Indonesia and current accounts with other banks which are not restricted or pledged as collateral.

The reporting currency used in the financial statements is Indonesian Rupiah.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b. Transactions with Related Parties

The Bank has transactions with certain parties that have related party relationships as defined under the Statement of Financial Accounting Standards No. 7, "Related Party Disclosures".

All significant transactions with related parties are disclosed in the appropriate notes to the financial statements.

c. Transactions with Entities under Common Control

Assets acquired from or sold to related parties in relation with the restructuring of entities under common control are accounted for similar to that used in pooling-of-interests accounting, which is based on the net book value of assets recorded in the entities which sell the assets. The differences between the acquisition price/selling price and net book value was accounted for as "Differences Arising from Restructuring of Entities Under Common Control" account in equity. This differences should be realized if in substance, control is lost among the concerned entities in that year, among others.

d. Current Accounts with Other Banks

Current accounts with other banks are stated at their respective outstanding balance, net of allowance for possible losses.

e. Placements with Other Banks

Placements with other banks are stated at their respective outstanding balance, net of allowance for possible losses.

f. Securities

Securities are classified as follows:

1. Held-to-maturity securities are stated at cost adjusted for the amortization of premiums or discounts.
2. Trading securities are stated at fair value. Unrealized gains or losses from the changes in the fair values are credited or charged to current operations.
3. Available-for-sale securities are stated at fair value. Unrealized gains or losses from the changes in the fair values of the securities are presented as part of the equity. The unrealized gains or losses are credited or charged to current operations upon realization.

As of balance sheet date, the fair values of government bonds and corporate bonds classified as trading securities were determined based on fair values published by Bursa Efek Surabaya ("BES") for Rupiah bonds and actual market values as published at Bloomberg for foreign currency corporate bonds as of December 29, 2005 and 2004.

The fair values of investments in mutual fund units at balance sheet date were determined based on the net asset values published by BES as of December 29, 2005 and 2004. Income from investments in mutual fund units includes dividends received from mutual fund units, and realized gains or losses arising from redemptions of the units.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g. Securities Under Resell Agreement

Securities under resell agreement are stated at resell price of the securities, net of the related unrealized interest income, if any. The unrealized interest income is recognized as interest income based on the period of contract.

h. Derivatives Receivable and Payable

Based on PSAK No. 55, "*Accounting for Derivative Instruments and Hedging Activities*", all of the Bank's derivatives receivable and payable represent unrealized gains or losses earned or incurred from derivative contracts for trading and for hedging the Bank's operating activities. The unrealized gains or losses represent the differences between contract values and fair values of the derivative instruments at balance sheet date. The gains or losses from derivative transactions are credited or charged to current operations.

Derivatives receivable are stated at their respective outstanding balances, net of allowance for possible losses.

i. Loans

Loans are stated at the gross amount of the outstanding receivables from customers, net of allowance for possible losses. Restructured loans consist of modifications in loan agreements such as reductions in interest rate and extensions in loan terms.

Syndicated loans are stated at the outstanding receivables based on the Bank's risk portion, net of allowance for possible losses.

j. Acceptances Receivable and Payable

Acceptances receivable and payable are stated at the amount of Letters of Credit (L/C) or the realizable L/C value accepted by the accepting bank, net of allowance for possible losses.

k. Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies

Earning assets consist of current accounts with other banks, placements with other banks, securities, securities under resell agreement, derivatives receivable, loans, acceptances receivable, investments in shares of stock, and commitments and contingencies arising from off-balance sheet transactions.

In accordance with Bank Indonesia (BI) regulations, the Bank classifies earning assets into five categories. Performing assets are categorized as current and special mention. Non-performing assets are divided into three categories: sub-standard, doubtful and loss.

Based on the Decision Letter of the Directors of Bank Indonesia No. 31/147/KEP/DIR ("BI 31") dated November 12, 1998, the classification of earning assets into current, special mention, sub-standard, doubtful and loss is based on the evaluation of Management of each borrower's repayment performance, business prospects, financial condition and ability to repay, and consideration of the guidelines prescribed by Bank Indonesia regarding the quality of earning assets.

(Expressed in millions of Rupiah, except for

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k. Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies (continued)

In 2005, BI issued Regulation No. 7/2/PBI/2005 ("PBI 7") dated January 20, 2005, stating that, among others, the quality of earning assets is determined based on the evaluation by management of each borrower's repayment performance, business prospects, financial condition and ability to repay, and also considers the classification from the results of BI examination, classification from other public banks for each earning assets given by other banks and availability of audited financial statements.

The Bank's determination of total minimum allowance for possible losses on earning assets and commitments and contingencies are calculated after taking into consideration BI 31 and PBI 7 for 2005 as stated above and Bank Indonesia Regulation No. 31/148/KEP/DIR dated November 12, 1998 for 2004. Accordingly, the minimum allowance for possible losses on earning assets and commitments and contingencies, based on the BI regulations are as follows:

1. In 2004, general reserves should be at no less than 1% of total earning assets categorized as current, except for earning assets in the form of Certificates of Bank Indonesia and Government bonds. In 2005, there are additional exceptions for earning assets which are guaranteed by cash collateral such as current accounts, time deposits, savings accounts, margin deposits, gold, Certificates of Bank Indonesia or *Surat Utang Negara*, Bank Indonesia's Government Guarantee, standby LC from prime bank, which is issued in accordance with the Uniform Customs and Practice for Documentary Credit (UCP) or International Standard Practices.

2. Minimum special reserves of:
   a. 5% of earning assets classified as special mention in 2004 and after allowable deduction by the related collateral value in 2005
   b. 15% of earning assets classified as sub-standard after allowable deduction by the related collateral value
   c. 50% of earning assets classified as doubtful after allowable deduction by the related collateral value
   d. 100% of earning assets classified as loss after allowable deduction by the related collateral value

In accordance with PBI 7 as stated above, collateral value can be deducted against provision for possible losses on earning assets if the appraisal of the related collateral does not exceed more than 24 months and with an independent appraisal for earning assets equal to or more than Rp5 (five) billion.

The estimated losses on commitments and contingencies with credit related risk is presented in the liabilities section in the balance sheets.

The outstanding balances of earning assets are written off against the respective allowance for possible losses when the management believes that the earning assets are uncollectible. Recoveries of earning assets previously written off are recorded as an addition to the allowance for possible losses during the period. If the recovery exceeds the principal amount, the excess will be recognized as interest income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l. Premises and Equipment

Premises and equipment are stated at cost (except for certain premises and equipment which were revalued in 2001 based on the Government Regulation) less accumulated depreciation (except for land that are not depreciated). The revaluation increment, net of final income tax expense, on premises and equipment revalued, is recorded as "Revaluation Increment on Premises and Equipment", as a separate component in the equity.

The Bank computes the depreciation using the straight-line method, based on estimated useful lives of the assets as follows:

	Years
Buildings	20
Furniture and fixtures, office equipment and vehicles	5

Costs incurred in the acquisition or renewal of landrights are deferred and amortized during the period of the rights or their economic lives, whichever is shorter.

The cost of repairs and maintenance is charged to income as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of income at the current year.

At balance sheet date, the Bank determines any indication of asset impairment based on management's review in accordance with PSAK No. 48, "Impairment in Assets Value". The Bank determines the estimated realizable amount of its assets if there is an event or condition, which indicates asset impairment and recognizes the loss on impairment to the statement of income.

m. Investments in Shares of Stock

Investments in shares of stock with an ownership interest of less than 20% are carried at cost and presented as part of "Other Assets" account. Impairment in investment value other than temporary is written down to the investment realizable value and is charged to the statement of income of the related year.

Based on Bank Indonesia's Regulation No. 5/10/PBI/2003 dated June 11, 2003, investment in shares of stock shall not exceed the Legal Lending Limit and total investments in shares of stock shall be at a maximum of 25% of the Bank's capital.

n. Foreclosed Assets

Properties acquired through loan foreclosures are presented as part of "Other Assets" and stated at net realizable value, which is the fair value of foreclosed assets, net of estimated cost to sell. The excess of the loan balance over the value of the collateral is charged to allowance for possible loan losses. Repairs and maintenance are charged to operations as incurred. Gains or losses earned or incurred from the sale of foreclosed assets are credited or charged to operations.

o. Prepaid Expenses

Prepaid expenses are charged to expenses as incurred and presented as part of "Other Assets" account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p. Issuance Costs

Capital Stock Issuance Cost

Costs incurred in connection with the issuance of share capital to the public in the Banks' initial public offering and Limited Public Offerings I and II, representing notary/legal fees, audit fees, underwriter fees, registration fees, shares and prospectus printing costs and others, are presented as deductions to the additional paid-in capital.

Subordinated Bonds Issuance Cost

Subordinated bonds issuance costs are deducted directly from the proceeds of the subordinated bonds. The difference between the proceeds and nominal values is treated as discount that is amortized using the straight-line method over 5 (five) years.

q. Deposits and Deposits from Other Banks

Demand deposits represent deposits from customers which can be used as instruments of payment and can be withdrawn at any time through checks. Demand deposits are stated as outstanding payables to the demand deposits customers.

Savings accounts represent deposits from customers which can be withdrawn based on certain criteria agreed by both parties. Savings deposits are stated at the outstanding payable to the savings deposits customers.

Time and certificates of deposits represent deposits from customers which can be withdrawn at maturity dates. Time deposits are stated at the nominal value and the certificates of deposits are stated at their nominal values, net of unamortized interest.

r. Interest Income and Expense

The Bank recognizes interest income and interest expense on accrual basis. Interest income on non-performing earning assets are recognized upon actual cash collections. When earning assets are classified as non-performing, the interest receivables which are already recognized as interest income but not yet collected are reversed and reported as contingent receivables.

Based on the revised PSAK No. 31, the collection of loans classified as "doubtful" and "loss" is recognized as a deduction of loans outstanding. The excess payment from loans outstanding is recognized as interest income.

Loans and other earning assets are classified as non-performing when the principal and/or interest are past due and/or when Bank's management believes that the collection of the principal and/or interest is doubtful.

s. Fees and Commissions

Fees and commissions related to lending activities, as well as fees and commissions on non-lending activities that cover a specific period are deferred and amortized using the straight-line method over the terms of the loan or the period contracted, respectively. Any remaining unamortized fees and commissions on loans already settled are credited to operations at the settlement of the loans. Other fees and commissions other than those defined above are recognized at transaction date.

(Expressed in millions of Rupiah, except for

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t. Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded in Rupiah based on the exchange rates at the transaction date. As of balance sheet date, the monetary assets and liabilities denominated in foreign currencies were adjusted to Rupiah based on the *Reuters* spot rate at 16.00 p.m. of West Indonesian Time as of December 30, 2005 and 2004. The resulting gains or losses are credited or charged in the statement of income for the year in which they arose.

Gains or losses from unrealized spot foreign currencies bought and sold resulting from the difference between the spot rate as of balance sheet date and the spot rate on transaction date are credited or charged to current year's statement of income.

As of December 31, 2005 and 2004, the equivalent Rupiah of the following foreign currency were as follows:

	2005	2004
Great Britain Pound Sterling	16,982.10	17,908.34
Euro	11,643.15	12,660.10
United States Dollar	9,830.00	9,285.00
Switzerland Franc	7,492.76	8,205.60
Canada Dollar	8,459.56	7,719.82
Australian Dollar	7,215.72	7,234.41
New Zealand Dollar	6,725.18	6,678.65
Singapore Dollar	5,917.04	5,689.83
Malaysia Ringgit	2,602.54	2,444.08
Hong Kong Dollar	1,267.83	1,194.32
Japanese Yen	83.83	90.59

u. Employees' Benefits

The Bank has a defined benefit retirement plan covering all of its permanent employees which is managed by Dana Pensiun PT Bank Buana Indonesia Tbk. Contributions are funded and consist of the Bank's contribution at 10% and the employees' contribution computed at 6% of basic salary. The pension fund was approved by the Minister of Finance based on Letter No. KEP 039/KM/17/1996 dated February 6, 1996. In addition, the Bank has an unfunded employees' benefits obligation for severance pay, gratuity and compensation in accordance with Labor Law No. 13 dated March 25, 2003 (UU No. 13/2003). Actuarial gains and losses are recognized as income or expense if the unrecognized accumulated gains and losses at the end of the prior period is more than 10% of the present value of defined benefit obligation and from fair value of plan's assets. Gains and losses other than 10% corridor, will be recognized during the average remaining working period of the employee.

(Expressed in millions of Rupiah, except for

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v. Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses (if any), are also recognized to the extent that realization of such benefits is probable.

Deferred tax assets and liabilities are measured at the tax rate that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Amendments to tax obligations are recorded when an assessment is received or, if appealed against by the Bank, when the result of the appeal is determined.

w. Basic Earnings per Share

Basic earnings per share is computed by dividing net income for the year, with the weighted average number of shares outstanding during the year, after considering the retroactive effect of bonus shares and stock dividends in 2005 (Note 24). The weighted average number of shares outstanding in 2005 and 2004 were 5,766,242,737 shares.

x. Segment Reporting

The Bank adopts revised PSAK No. 5, "Segment Reporting" to disclose its segment information. The Bank reports segment information based on product delivered and geographical areas in accordance with the Bank's internal reporting policy.

y. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Bank's management to make estimations and assumptions that affect amounts reported therein. Due to inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

3. CASH

This account consisted of:

	2005	2004
Rupiah	122,101	121,088
Foreign currencies	8,458	5,428
Total	**130,559**	**126,516**

Cash in foreign currencies represented United States dollar, Australian dollar, Euro and other currencies.

As of December 31, 2005 and 2004, cash in Rupiah included cash in Automatic Teller Machines (ATM) amounted to Rp6,409 and Rp6,525, respectively.

(Expressed in millions of Rupiah, except for

4. CURRENT ACCOUNTS WITH BANK INDONESIA

This account consisted of:

	2005	2004
Rupiah	947,993	842,404
United States Dollar	54,616	55,440
Total	**1,002,609**	**897,844**

In accordance with Bank Indonesia's Circular Letter No. 30/10/UPPB dated October 20, 1997, Bank Indonesia requires all banks to maintain their minimum reserve requirement at 5% for accounts in Rupiah and 3% for accounts in foreign currencies.

On June 28, 2004, Bank Indonesia issued Regulation No. 6/15/PBI/2004, which stated that in addition to the above minimum reserve requirement, banks are required to maintain additional reserve requirement in certain percentage based on the outstanding Rupiah deposits. The regulation is effective since July 1, 2004. On September 6, 2005, Bank Indonesia issued Regulation No. 7/29/PBI/2005 amending certain articles of BI Regulation No. 6/15/PBI/2004, which stated that in addition to the above minimum reserve requirement, banks are required to maintain additional reserve requirement in certain percentages based on the loan to deposit ratio (LDR) as defined with this regulation. The regulation is effective on September 6, 2005.

The Bank met the Bank Indonesia's minimum reserve requirement as of December 31, 2005 and 2004.

5. CURRENT ACCOUNTS WITH OTHER BANKS

Current accounts with other banks consisted of:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Total	4,949	123,977	128,926	2,183	82,105	84,288
Allowance for possible losses	(49)	(1,240)	(1,289)	(22)	(829)	(851)
Net	**4,900**	**122,737**	**127,637**	**2,161**	**81,276**	**83,437**

As of December 31, 2005 and 2004, current accounts with other banks in foreign currencies included current accounts with United Overseas Bank Limited, Singapore, a related party, which amounted to Rp5,150 and Rp8,656, respectively (Note 39).

The changes in allowance for possible losses of current accounts with other banks were as follows:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	22	829	851	26	635	661
Provision (reversal of allowance) during the year	27	228	255	(4)	19	15
Foreign exchange translation	-	183	183	-	175	175
Ending balance	**49**	**1,240**	**1,289**	**22**	**829**	**851**

(Expressed in millions of Rupiah, except for

5. CURRENT ACCOUNTS WITH OTHER BANKS (continued)

Based on the Bank's management review and evaluation, all current accounts with other banks as of December 31, 2005 and 2004 were classified as current. The Bank's management believes that the allowance for possible losses of current accounts with other banks was adequate to cover any possible losses on uncollectible current accounts with other banks and was in compliance with Bank Indonesia's regulations.

6. PLACEMENTS WITH BANK INDONESIA AND OTHER BANKS

Placements with Bank Indonesia and other banks consisted of:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Call money	195,000	1,196,461	1,391,461	-	464,039	464,039
Promissory notes	100,000	-	100,000	77,000	-	77,000
Sinking fund (Note 21)	30,000	-	30,000	-	-	-
Placement with Bank Indonesia	18,000	-	18,000	-	-	-
Others	4,366	-	4,366	1,710	-	1,710
Total	347,366	1,196,461	1,543,827	78,710	464,039	542,749
Allowance for possible losses	(3,294)	(11,964)	(15,258)	(787)	(4,640)	(5,427)
Net	**344,072**	**1,184,497**	**1,528,569**	**77,923**	**459,399**	**537,322**

Other placements represent overdraft facilities and fixed loans to Bank Perkreditan Rakyat.

Placements in Rupiah earned interest at an average rate of 7.4% a year in 2005 and 6.3% a year in 2004, while placements in foreign currencies earned interest at 3.4% a year in 2005 and 2.4% a year in 2004.

The remaining maturities of placements with Bank Indonesia and other banks before allowance for possible losses based on type of placements were as follows:

	2005				
	Placement with Bank Indonesia	**Call Money**	**Promissory Notes**	**Others**	**Total**
Rupiah					
Less than 1 month	18,000	-	100,000	34	118,034
1 - 3 months	-	195,000	-	178	195,178
3 - 12 months	-	-	-	4,154	4,154
More than 12 months	-	-	-	30,000	30,000
Total Rupiah	18,000	195,000	100,000	34,366	347,366
Foreign Currencies					
Less than 1 month	-	1,196,461	-	-	1,196,461
Total	**18,000**	**1,391,461**	**100,000**	**34,366**	**1,543,827**

(Expressed in millions of Rupiah, except for

6. PLACEMENTS WITH BANK INDONESIA AND OTHER BANKS (continued)

	2004				
	Placement with Bank Indonesia	**Call Money**	**Promissory Notes**	**Others**	**Total**
Rupiah					
Less than 1 month	-	-	77,000	201	77,201
1 - 3 months	-	-	-	481	481
3 - 12 months	-	-	-	1,028	1,028
Total Rupiah	-	-	77,000	1,710	78,710
Mata uang asing					
Less than 1 month	-	464,039	-	-	464,039
Total	-	**464,039**	**77,000**	**1,710**	**542,749**

As of December 31, 2005 and 2004, placements with other banks in foreign currencies included placements with United Overseas Bank Limited, Singapore, a related party, which amounted to Rp8,876 and Rp184,919, respectively (Note 39).

The changes in allowance for possible losses of placement with other banks were as follows:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	787	4,640	5,427	373	6,150	6,523
Provision (reversal of allowance) during the year	2,507	7,126	9,633	414	(2,083)	(1,669)
Foreign exchange translation	-	198	198	-	573	573
Ending balance	**3,294**	**11,964**	**15,258**	**787**	**4,640**	**5,427**

Based on the Bank's management review and evaluation, all placements with other banks as of December 31, 2005 and 2004 were classified as current. The Bank's management believes that the allowance for possible losses of placements with other banks was adequate to cover any possible losses on uncollectible placements with other banks and was in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for

7. SECURITIES

Securities consisted of:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Trading securities						
Government bonds (Note a)	230,448	-	230,448	507,453	-	507,453
Exchange offer (Note b)	-	-	-	-	452,102	452,102
Corporate bonds (Notes c and d)	74,079	271,410	345,489	79,407	37,697	117,104
Republic of Indonesia bond (Note e)	-	-	-	-	37,140	37,140
Total trading securities	304,527	271,410	575,937	586,860	526,939	1,113,799
Available-for-sale securities						
Investment in mutual funds units (Note f)	25,359	-	25,359	25,054	-	25,054
Held-to-maturity securities						
Certificates of Bank Indonesia	150,000	-	150,000	2,288,216	-	2,288,216
Unamortized interest	(583)	-	(583)	(7,671)	-	(7,671)
	149,417	-	149,417	2,280,545	-	2,280,545
Government bonds (Note a)	1,666,000	-	1,666,000	2,155,000	-	2,155,000
Unamortized discount	(5,743)	-	(5,743)	(15,363)	-	(15,363)
	1,660,257	-	1,660,257	2,139,637	-	2,139,637
Corporate bonds (Notes c and d)	60,000	-	60,000	46,000	233,982	279,982
Unamortized premium	-	-	-	-	2,196	2,196
	60,000	-	60,000	46,000	236,178	282,178
Medium term notes (Note c)	10,000	-	10,000	25,000	54,280	79,280
Unamortized premium (discount)	(101)	-	(101)	571	(89)	482
	9,899	-	9,899	25,571	54,191	79,762
Export bills (Note g)	-	17,991	17,991	1,374	21,481	22,855
Total held-to-maturity securities	1,879,573	17,991	1,897,564	4,493,127	311,850	4,804,977
Total	2,209,459	289,401	2,498,860	5,105,041	838,789	5,943,830
Allowance for possible losses	(1,693)	(2,981)	(4,674)	(1,774)	(8,016)	(9,790)
Net	**2,207,766**	**286,420**	**2,494,186**	**5,103,267**	**830,773**	**5,934,040**

a. As of December 31, 2005 and 2004, Government bonds of Rp64,831 and Rp507,453, respectively, represents fixed rate bonds and Rp1,825,874 and Rp2,139,637, respectively, represents floating rate bonds. The interest payments on the Government bonds are on quarterly basis and Bank Indonesia acts as payment agent.

b. Interest income on exchange offer loans are collectible twice a year at every June 1 and December 1. The interest of the exchange offer is subject for review every six months. The exchange offer is guaranteed by Bank Indonesia.

(Expressed in millions of Rupiah, except for

7. SECURITIES (continued)

c. The ratings of corporate bonds and Medium term notes by PT Pemeringkat Efek Indonesia (PT Pefindo) for Rupiah securities or Standards & Poors for foreign currency securities as of December 31, 2005 and 2004 were as follows:

	2005		2004	
	Rating	Amount	Rating	Amount
Corporate bonds				
Trading				
Rupiah				
Indosat III Seri A	id AA+	19,350	id AA+	21,233
Otto Multiartha II	id A+	18,289	id A	19,979
Unggul Indah Cahaya I Seri B	id A	10,265	id A	10,000
Lautan Luas II Seri A	id A-	9,716	id BBB+	10,270
Bank Jabar IV Seri A	id A-	5,223		-
Indosat II Seri A	id AA+	5,050	id AA+	5,675
Bank Tabungan Negara X	id A-	4,285		-
Indosat II Seri C	id AA+	1,901	id AA+	2,230
Lautan Luas I Seri B		-	id BBB+	10,020
Total - Rupiah		74,079		79,407
Foreign Currencies				
Indosat Finance Co. BV.	BB	91,461		-
Bank Negara Indonesia	B+	81,614		-
Bank Mandiri	BB-	57,540		-
Indofood International Finance	B	40,795	B	37,697
Total - Foreign Currencies		271,410		37,697
Held-to-maturity				
Rupiah				
Otto Multiartha III	id A+	23,000	id A	23,000
Federal International Finance V	id A+	20,000		-
Astra Sedaya Finance VI	id AA-	17,000		-
Astra Sedaya Finance IV		-	id AA-	8,000
Bank Jabar IV Seri A		-	id BBB+	6,000
Bank Tabungan Negara X		-	id BBB+	5,000
Federal International Finance II Seri A		-	id A+	4,000
Total - Rupiah		60,000		46,000
Foreign Currencies				
Telkomsel		-	B	93,361
Bank Negara Indonesia		-	B+	79,192
Indosat Finance		-	BB-	63,625
Total - Foreign Currencies		-		236,178
Medium Term Notes				
Held-to-maturity				
Rupiah				
Sosro I	id A+	9,899		-
Bank Ekspor Indonesia I Seri A		-	id BBB+	15,577
Bank NISP III		-	id A-	9,994
Total - Rupiah		9,899		25,571
Foreign Currencies				
Bank Mandiri		-	B+	54,191
Total		**415,388**		**479,044**

(Expressed in millions of Rupiah, except for

7. SECURITIES (continued)

d. In relation to the new BI Regulation No. 7/2/PBI/2005 dated January 20, 2005, on February 28, 2005, the Bank has transferred certain corporate bonds recorded as held-to-maturity securities with total carrying value of Rp300,547 to trading securities at fair values.

e. As of December 31, 2004, Republic of Indonesia bond (ORI) representing ORI 2014 will mature on March 10, 2014 and earns fixed interest at 6.75% a year. The interest is collectible twice a year every March 10 and September 10.

f. As of December 31, 2005 and 2004, investments in mutual funds units classified as available-for-sale securities were as follows:

	2005		2004	
	Units	Amount	Units	Amount
Fair value				
Buana 88 fixed income	9,231,407	12,279	9,231,407	12,706
Buana 88 Rupiah	13,082,580	13,080	12,347,879	12,348
Total		25,359		25,054
Cost		18,462		18,462
Unrealized gains from the change in the fair value		**6,897**		**6,592**

g. As of December 31, 2004, export bills in foreign currencies amounting to Rp6,593 represented export bills with related parties (Note 39).

The classification of held-to-maturity securities based on the remaining maturity before allowance for possible losses were as follows:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Less than 1 month	169,417	17,991	187,408	2,082,609	19,575	2,102,184
1 - 3 months	534,295	-	534,295	232,881	1,906	234,787
3 - 6 months	-	-	-	329,079	-	329,079
6 - 12 months	690,259	-	690,259	226,155	-	226,155
More than 12 months	485,602	-	485,602	1,622,403	290,369	1,912,772
Total	**1,879,573**	**17,991**	**1,897,564**	**4,493,127**	**311,850**	**4,804,977**

The changes in allowance for possible losses of securities were as follows:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	1,774	8,016	9,790	1,725	8,085	9,810
Provision (reversal of allowance) during the year	(81)	(5,509)	(5,590)	49	(984)	(935)
Foreign exchange translation	-	474	474	-	915	915
Ending balance	**1,693**	**2,981**	**4,674**	**1,774**	**8,016**	**9,790**

(Expressed in millions of Rupiah, except for

7. SECURITIES (continued)

Based on the Bank's management review and evaluation, all securities as of December 31, 2005 and 2004 were classified as current. The Bank's management believes that the allowance for possible losses was adequate to cover any possible losses on uncollectible securities, and was in compliance with Bank Indonesia's regulations.

The average interest rates of securities in Rupiah ranged from 7.8% to 13.3% a year in 2005 and from 7.3% to 14.9% a year in 2004, and the average interest rate of securities in foreign currencies ranged from 6.2% to 9.1% a year in 2005 and from 3.9% to 8.7% a year in 2004.

Gains (losses) from increases (decreases) in the fair values of trading securities in 2005 and 2004 were amounted (Rp1,265) and Rp1,856, respectively, were credited or charged to current operations.

8. SECURITIES UNDER RESELL AGREEMENT

As of December 31, 2004, all securities under resell agreement represented government bonds under resell agreement with other banks with details as follows:

	2004			
	Term	Maturity Date	Nominal Value	Resell Price
Government bonds FR 0005	106 days	January 6, 2005	275,000	256,308
Government bonds FR 0005	109 days	January 10, 2005	275,000	256,487
Total				512,795
Unrealized interest income				(833)
Allowance for possible losses				(5,128)
Net				**506,834**

Securities under resell agreements earned interest at an average rate of 8.6% a year in 2004.

The changes in allowance for possible losses of securities under resell agreement were as follows:

	2004
Beginning balance	4,811
Provision during the year	317
Ending balance	**5,128**

Based on the Bank's management review and evaluation, all securities under resell agreement as of December 31, 2004 were classified as current. The Bank's management believes that the allowance for possible losses was adequate to cover any possible losses on uncollectible securities under resell agreement, and was in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for

9. DERIVATIVES RECEIVABLE AND PAYABLE

As of December 31, 2005 and 2004, all derivatives receivable and payable represented the difference between the fair values and contract values of foreign currencies sold and bought transactions with third parties with details as follows:

	2005			
Description	Notional Value (contract)	Fair Value	Derivative Receivables	Derivative Liabilities
Forward bought	496	504	8	-
Forward sold	1,035	1,026	9	-
Forward bought	1,025	1,017	-	8
Forward sold	488	496	-	8
Total			17	16
Allowance for possible losses			-	-
Net			**17**	**16**

	2004			
Description	Notional Value (contract)	Fair Value	Derivative Receivables	Derivative Liabilities
Swap	43,895	44,213	318	-
Forward bought	1,851	1,857	6	-
Forward bought	934	928	-	6
Total			324	6
Allowance for possible losses			(3)	-
Net			**321**	**6**

All foreign currencies contracts as of December 31, 2005 and 2004 represented transactions conducted for managing the Bank's liquidity and hedging position. The Bank has its own risk management policy and the risk amount limit in controlling the foreign exchange risks. The changes in variable market risks are actively monitored in the ALCO (Asset & Liability Committee) meeting which is serves as the benchmark in determining the Bank's strategies. Under PSAK No. 55 and for accounting purposes, these transactions are not considered as effective hedging. Changes in the fair values of the derivative instruments are credited or charged to the current year in the statements of income.

The changes in the allowance for possible losses of derivative receivables were as follows:

	2005	2004
Beginning balance	3	23
Reversal of allowance during the year	(3)	(20)
Ending balance	**-**	**3**

Based on the Bank's management review and evaluation, all derivatives receivable as of December 31, 2005 and 2004 were classified as current. The Bank's management believes that the allowance for possible losses was adequate to cover any possible losses on uncollectible derivative receivables, and was in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for

10. LOANS

1) By Type of Loan

	2005			2004		
	Related Parties (Note 39)	Third Parties	Total	Related Parties (Note 39)	Third Parties	Total
Rupiah						
Current accounts	45,885	4,509,802	4,555,687	16,093	3,698,246	3,714,339
Housing	20,981	1,475,138	1,496,119	10,343	608,668	619,011
Investment	15,574	1,451,460	1,467,034	6,721	1,105,094	1,111,815
Installment	3,034	949,068	952,102	1,763	975,966	977,729
Promissory notes	46,125	802,023	848,148	300	577,251	577,551
Motor vehicle	1,342	368,799	370,141	1,700	276,604	278,304
Fixed	3,400	332,800	336,200	-	326,110	326,110
Credit card	632	44,959	45,591	361	24,662	25,023
Syndicated	-	35,600	35,600	-	25,600	25,600
Import	-	19,621	19,621	-	22,155	22,155
Multi-purpose	1,052	15,431	16,483	704	12,530	13,234
Employees	3,392	1,556	4,948	2,696	405	3,101
Export	-	4,385	4,385	-	340	340
Micro business	-	2,058	2,058	-	2,296	2,296
Factoring	-	1,022	1,022	-	-	-
Exim VI	-	-	-	-	16	16
	141,417	**10,013,722**	**10,155,139**	**40,681**	**7,655,943**	**7,696,624**
Foreign currencies						
Investment	1,888	49,731	51,619	3,318	39,332	42,650
Fixed	-	39,320	39,320	-	39,460	39,460
Import	-	19,399	19,399	-	22,944	22,944
Promissory notes	6,881	11,679	18,560	8,449	13,028	21,477
Installment	-	14,447	14,447	-	14,580	14,580
Export	-	7,413	7,413	7,029	10,433	17,462
Housing	-	2,792	2,792	-	1,877	1,877
	8,769	**144,781**	**153,550**	**18,796**	**141,654**	**160,450**
Total	150,186	10,158,503	10,308,689	59,477	7,797,597	7,857,074
Allowance for possible losses	(1,110)	(181,094)	(182,204)	(595)	(98,216)	(98,811)
Net	**149,076**	**9,977,409**	**10,126,485**	**58,882**	**7,699,381**	**7,758,263**

2) By Economic Sector

	2005					
	Current	Special Mention	Sub-Standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	3,830,151	143,750	20,122	14,646	27,648	4,036,317
Allowance for possible losses	(44,259)	(1,581)	(130)	(393)	(7,031)	(53,394)
	3,785,892	142,169	19,992	14,253	20,617	3,982,923
Industrial	2,174,567	153,475	32,391	618	37,543	2,398,594
Allowance for possible losses	(20,021)	(5,471)	(1,074)	-	(29,552)	(56,118)
	2,154,546	148,004	31,317	618	7,991	2,342,476

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

2) By Economic Sector (continued)

	2005					
	Current	Special Mention	Sub-Standard	Doubtful	Loss	Total
Business service	981,120	42,269	8,373	2,756	3,108	1,037,626
Allowance for possible losses	(9,193)	(410)	(26)	(64)	(21)	(9,714)
	971,927	41,859	8,347	2,692	3,087	1,027,912
Transportation, communication and warehousing	253,241	10,826	6,059	1,235	12,794	284,155
Allowance for possible losses	(2,435)	(22)	(756)	-	(8,989)	(12,202)
	250,806	10,804	5,303	1,235	3,805	271,953
Construction	260,560	2,766	470	1,085	-	264,881
Allowance for possible losses	(2,542)	(14)	-	(33)	-	(2,589)
	258,018	2,752	470	1,052	-	262,292
Social service	68,411	3,268	427	-	1,118	73,224
Allowance for possible losses	(620)	(15)	-	-	(13)	(648)
	67,791	3,253	427	-	1,105	72,576
Agriculture and agriculture infrastructure	70,744	2,545	5,098	840	-	79,227
Allowance for possible losses	(707)	(7)	(84)	(6)	-	(804)
	70,037	2,538	5,014	834	-	78,423
Mining	7,038	-	-	27,813	4,500	39,351
Allowance for possible losses	(71)	-	-	(13,906)	(257)	(14,234)
	6,967	-	-	13,907	4,243	25,117
Electricity, gas and water	8,025	457	-	-	-	8,482
Allowance for possible losses	(80)	-	-	-	-	(80)
	7,945	457	-	-	-	8,402
Others	1,816,002	91,943	5,506	7,895	11,936	1,933,282
Allowance for possible losses	(18,140)	(2,078)	(414)	(1,646)	(6,094)	(28,372)
	1,797,862	89,865	5,092	6,249	5,842	1,904,910
Rupiah - Net	9,371,791	441,701	75,962	40,840	46,690	9,976,984
Foreign currencies						
Industrial	32,394	44,980	1,966	-	-	79,340
Allowance for possible losses	(302)	(2,249)	-	-	-	(2,551)
	32,092	42,731	1,966	-	-	76,789

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

2) By Economic Sector (continued)

	2005					
	Current	Special Mention	Sub-Standard	Doubtful	Loss	Total
Business service	4,431	30,432	-	-	-	34,863
Allowance for possible losses	(44)	(149)	-	-	-	(193)
	4,387	30,283	-	-	-	34,670
Trading, restaurant and hotel	21,193	4,608	6,291	-	86	32,178
Allowance for possible losses	(203)	-	(944)	-	(86)	(1,233)
	20,990	4,608	5,347	-	-	30,945
Construction	4,377	-	-	-	-	4,377
Allowance for possible losses	(44)	-	-	-	-	(44)
	4,333	-	-	-	-	4,333
Others	2,792	-	-	-	-	2,792
Allowance for possible losses	(28)	-	-	-	-	(28)
	2,764	-	-	-	-	2,764
Foreign currencies - Net	64,566	77,622	7,313	-	-	149,501
Net	**9,436,357**	**519,323**	**83,275**	**40,840**	**46,690**	**10,126,485**

	2004					
	Current	Special Mention	Sub-Standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	3,164,540	97,492	17,925	5,251	4,320	3,289,528
Allowance for possible losses	(31,645)	(4,875)	(241)	(94)	(342)	(37,197)
	3,132,895	92,617	17,684	5,157	3,978	3,252,331
Industrial	1,728,468	171,560	51,066	1,654	1,263	1,954,011
Allowance for possible losses	(17,285)	(8,578)	(3,097)	(106)	(123)	(29,189)
	1,711,183	162,982	47,969	1,548	1,140	1,924,822
Business service	857,449	7,030	1,224	988	1,003	867,694
Allowance for possible losses	(8,574)	(352)	(8)	(25)	-	(8,959)
	848,875	6,678	1,216	963	1,003	858,735

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

2) By Economic Sector (continued)

	2004					
	Current	Special Mention	Sub-Standard	Doubtful	Loss	Total
Transportation, communication and warehousing	261,993	7,222	245	-	335	269,795
Allowance for possible losses	(2,620)	(361)	(37)	-	-	(3,018)
	259,373	6,861	208	-	335	266,777
Construction	230,717	833	470	-	260	232,280
Allowance for possible losses	(2,307)	(42)	(2)	-	-	(2,351)
	228,410	791	468	-	260	229,929
Social service	59,309	1,801	-	-	-	61,110
Allowance for possible losses	(593)	(90)	-	-	-	(683)
	58,716	1,711	-	-	-	60,427
Agriculture and agriculture infrastructure	50,107	898	5,621	-	282	56,908
Allowance for possible losses	(501)	(45)	(61)	-	-	(607)
	49,606	853	5,560	-	282	56,301
Mining	18,665	-	-	-	-	18,665
Allowance for possible losses	(187)	-	-	-	-	(187)
	18,478	-	-	-	-	18,478
Electricity, gas and water	7,015	-	944	-	-	7,959
Allowance for possible losses	(70)	-	-	-	-	(70)
	6,945	-	944	-	-	7,889
Others	896,534	35,700	4,507	1,240	692	938,673
Allowance for possible losses	(8,964)	(1,785)	(80)	(34)	(550)	(11,413)
	887,570	33,915	4,427	1,206	142	927,260
Rupiah - Net	7,202,051	306,408	78,476	8,874	7,140	7,602,949
Foreign currencies						
Industrial	58,527	4,203	18,968	-	-	81,698
Allowance for possible losses	(585)	(210)	(2,845)	-	-	(3,640)
	57,942	3,993	16,123	-	-	78,058
Business service	35,682	-	-	-	-	35,682
Allowance for possible losses	(357)	-	-	-	-	(357)
	35,325	-	-	-	-	35,325

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

2) By Economic Sector (continued)

	2004					
	Current	Special Mention	Sub-Standard	Doubtful	Loss	Total
Trading, restaurant and hotel	23,914	1,997	7,799	-	91	33,801
Allowance for possible losses	(239)	(100)	(616)	-	(91)	(1,046)
	23,675	1,897	7,183	-	-	32,755
Construction	7,392	-	-	-	-	7,392
Allowance for possible losses	(74)	-	-	-	-	(74)
	7,318	-	-	-	-	7,318
Others	1,878	-	-	-	-	1,878
Allowance for possible losses	(20)	-	-	-	-	(20)
	1,858	-	-	-	-	1,858
Foreign currencies - Net	126,118	5,890	23,306	-	-	155,314
Net	**7,328,169**	**312,298**	**101,782**	**8,874**	**7,140**	**7,758,263**

3) By Terms

a. Based on loan agreement (before allowance for possible losses)

	2005	2004
Rupiah		
Less than 1 year	5,872,527	4,698,350
1 - 2 years	393,217	366,688
2 - 5 years	2,694,353	2,059,428
More than 5 years	1,195,042	572,158
	10,155,139	7,696,624
Foreign currencies		
Less than 1 year	86,542	101,349
1 - 2 years	86	-
2 - 5 years	52,346	44,450
More than 5 years	14,576	14,651
	153,550	160,450
Total	**10,308,689**	**7,857,074**

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

3) By Terms (continued)

b. Based on remaining maturities (before allowance for possible losses)

	2005	2004
Rupiah		
Less than 1 year	5,878,361	4,670,573
1 - 2 years	832,095	703,286
2 - 5 years	2,387,987	1,765,105
More than 5 years	1,056,696	557,660
	10,155,139	7,696,624
Foreign currencies		
Less than 1 year	86,648	101,259
1 - 2 years	11,183	12,407
2 - 5 years	52,076	32,133
More than 5 years	3,643	14,651
	153,550	160,450
Total	**10,308,689**	**7,857,074**

The significant information relating to loans were as follows:

a. Loans are secured by deposits, registered mortgages over collateral and by other guarantees generally acceptable to the Bank.

b. As of December 31, 2005 and 2004, savings deposits amounting to Rp4,845 and Rp4,583, respectively, were pledged as collateral for loans (Note 16).

c. As of December 31, 2005 and 2004, time deposits amounting to Rp648,954 and Rp650,266, respectively, were pledged as collateral for loans (Note 17).

d. Loans in Rupiah earned interest at an average of 13.4% a year in 2005 and 13.9% a year in 2004, whereas the loans in foreign currencies earned interest at an average of 6.7% a year in 2005 and 6.5% a year in 2004, respectively.

e. Loans to employees represent housing and car loans, which are collectible through monthly payroll deductions. The loans granted to certain employees are classified as related parties and are non-interest bearing.

f. Loans to the Bank's related parties are conducted at arms-length transactions, except for loans to certain employees that are non-interest bearing.

g. As of December 31, 2005, total restructured loans amounted to Rp9,835 with related allowance for possible losses amounted to Rp9,003. The restructuring of loans consisted of modification of credit terms and extension of maturity dates. There were no losses resulting from those loans restructuring and the Bank does not have any commitments to grant additional loans on these customers.

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

h. Non-Performing Loan or NPL amounted to Rp242,325 and Rp126,147 in 2005 and 2004, respectively. Gross NPL ratio as of December 31, 2005 and 2004 represents 2.35% and 1.61% of total loans, respectively, and net NPL ratio represents 1.66% and 1.50%, respectively. Net NPL is calculated by dividing the total NPL, net of related allowance for possible losses with total loan. Based on Bank Indonesia Regulation No. 6/9/PBI/2004 dated March 26, 2004, net NPL ratio should not exceed 5% of a bank's total loans.

i. The changes in allowance for possible losses of loan were as follows:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	93,674	5,137	98,811	67,681	827	68,508
Provision (reversal of allowance) during the year	81,198	(1,482)	79,716	12,565	4,156	16,721
Recovery of loans previously written-off	5,499	-	5,499	19,119	-	19,119
Loans written-off	(2,216)	-	(2,216)	(5,691)	-	(5,691)
Foreign exchange translation	-	394	394	-	154	154
Ending balance	**178,155**	**4,049**	**182,204**	**93,674**	**5,137**	**98,811**

The Bank has provided allowance for possible loan losses based on Bank's management review of the quality of the loans at the end of year. In determining the allowance for possible losses of the loans, the Bank's management used Bank Indonesia regulations. The Bank's management believes that the allowance for possible losses on loans was adequate to cover any possible losses on uncollectible loans and was in compliance with Bank Indonesia's regulations.

j. The Bank's involvement in syndicated loans is limited to participation only and the Bank's share of syndicated loans ranged between 2.5% to 22.73% in 2005 and 2.5% to 6.25% in 2004.

k. In the Legal Lending Limit reports submitted by the Bank to Bank Indonesia, as stipulated in the Bank Indonesia Regulation No. 7/3/PBI/2005 dated January 20, 2005 and Bank Indonesia's Decision Letter No. 31/177/KEP/DIR dated December 31, 1998, as of December 31, 2005 and 2004, respectively, Bank complied with the Legal Lending Limit requirement for related parties and third parties.

l. Loans are granted based on the prudent banking policy and comply with Bank Indonesia's regulations. The Bank has a loan granting policy and standard operating procedures. Loans are granted through analysis in character, capital, capacity, financial conditions and adequacy of collateral.

(Expressed in millions of Rupiah, except for

11. ACCEPTANCES RECEIVABLE AND PAYABLE

Acceptances receivables and liabilities represent acceptances receivable and payable from import bills, supported by Letters of Credit, which are received from non-bank customers, with the remaining maturities as follows:

	2005	2004
Less than 1 month	8,694	16,986
1 - 3 months	15,802	16,541
3 - 6 months	-	3,519
Total	24,496	37,046
Allowance for possible losses	(434)	(526)
Net	**24,062**	**36,520**

The changes in allowance for possible losses of acceptances receivable were as follows:

	2005	2004
Beginning balance	526	184
Provision (reversal of allowance) during the year	(151)	300
Foreign exchange translation	59	42
Ending balance	**434**	**526**

The Bank's management believes that the allowance for possible losses as of December 31, 2005 and 2004 was adequate to cover any possible losses on uncollectible acceptances receivable and was in compliance with Bank Indonesia's regulations.

12. PREMISES AND EQUIPMENT

Premises and equipment consisted of:

	2005			
	Beginning Balance	Additions	Deductions	Ending Balance
Carrying Value				
Land	153,609	6,053	1,256	158,406
Buildings	120,131	22,584	1,602	141,113
Furniture and fixtures	64,283	11,412	357	75,338
Office equipment	155,307	42,721	1,010	197,018
Vehicles	58,667	13,583	5,386	66,864
Total carrying value	551,997	96,353	9,611	638,739
Impairment in value of premises and equipment	(3,988)	-	-	(3,988)
Carrying value - Net	548,009	96,353	9,611	634,751
Accumulated Depreciation				
Buildings	19,728	6,789	179	26,338
Furniture and fixtures	45,764	9,506	306	54,964
Office equipment	123,632	20,265	760	143,137
Vehicles	36,318	11,505	5,386	42,437
Total accumulated depreciation	225,442	48,065	6,631	266,876
Net Book Value	**322,567**			**367,875**

(Expressed in millions of Rupiah, except for

12. PREMISES AND EQUIPMENT (continued)

	2004			
	Beginning Balance	Additions	Deductions	Ending Balance
Carrying Value				
Land	147,647	9,869	3,907	153,609
Buildings	105,237	15,739	845	120,131
Furniture and fixtures	56,728	7,757	202	64,283
Office equipment	146,006	10,097	796	155,307
Vehicles	52,559	9,212	3,104	58,667
Total carrying value	508,177	52,674	8,854	551,997
Impairment in value of premises and equipment	(4,649)	-	(661)	(3,988)
Carrying value - Net	503,528	52,674	8,193	548,009
Accumulated Depreciation				
Buildings	14,187	5,667	126	19,728
Furniture and fixtures	37,431	8,484	151	45,764
Office equipment	101,308	22,847	523	123,632
Vehicles	28,816	10,388	2,886	36,318
Total accumulated depreciation	181,742	47,386	3,686	225,442
Net Book Value	**321,786**			**322,567**

Depreciation charged in the statements of income amounted to Rp48,065 and Rp47,386 in 2005 and 2004, respectively (Note 31).

As of December 31, 2005 and 2004, all premises and equipment (except land) were covered by insurance against fire and other risks under blanket policies, obtained from related parties, amounting to Rp256,816 and Rp231,518, respectively (Note 39). The Bank's management believes that the insurance coverage was adequate to cover possible losses arising from such risks.

Impairment of premises and equipment represented the difference between the net book value and fair values of certain land and buildings based on an independent appraisal report.

Proceeds from sale of premises and equipment in 2005 and 2004 amounted to Rp7,654 and Rp19,934, respectively. The related net gains on sales of premises and equipment in 2005 and 2004 of Rp4,973 and Rp15,427, respectively, were recorded as part of non-operating income in the related year.

(Expressed in millions of Rupiah, except for

13. OTHER ASSETS

Other assets consisted of:

	2005	2004
Interest receivables	87,294	75,226
Advances	37,552	28,546
Foreclosed assets	17,494	12,425
Security deposits	11,028	8,537
Prepaid expenses	12,650	7,959
Investments in shares of stock	26	26
Others	12,687	6,421
Total	178,731	139,140
Allowance for decline in value of foreclosed asets	(777)	(2,177)
Net	**177,954**	**136,963**

Investments in shares of stock where the Bank has ownership of interest of less than 20% were stated at cost with details as follows:

	Business	Percentage of ownership	2005	2004
PT Sarana Bersama Pembiayaan Indonesia	Finance	0.94%	63	63
PT Aplikanusa Lintasarta	Communication	0.04%	25	25
PT Bank Muamalat Indonesia Tbk	Syariah Bank	0.01%	1	1
Total			89	89
Allowance for possible losses			(63)	(63)
Net			**26**	**26**

As of December 31, 2005 and 2004, investments in PT Bank Muamalat Indonesia Tbk and PT Sarana Bersama Pembiayaan Indonesia were classified as "sub-standard" and "loss", respectively. The Bank's management believes that the allowance for possible losses was adequate to cover any possible losses on investments in shares of stock.

14. CURRENT LIABILITIES

As of December 31, 2005 and 2004, current liabilities consisted of cash remittances/draft payables, customers' funds and unsettled clearing/transfer transactions.

(Expressed in millions of Rupiah, except for

15. DEMAND DEPOSITS

Demand deposits consisted of:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Related parties (Note 39)	98,556	92,841	191,397	169,358	270,999	440,357
Third parties	1,822,711	1,101,723	2,924,434	2,184,163	945,151	3,129,314
Total	**1,921,267**	**1,194,564**	**3,115,831**	**2,353,521**	**1,216,150**	**3,569,671**

Demand deposits in Rupiah bore interests at average rates of 3.2% a year in 2005 and 2.6% a year in 2004, while demand deposits in foreign currencies bore interest at an average rate of 1.0% and 0.7% a year in 2005 and 2004, respectively.

As of December 31, 2005 and 2004, blocked demand deposits based on customers' requests and pledged as collateral for loan facilities and other bank facilities granted by the Bank amounted to Rp52,832 and Rp48,745, respectively.

16. SAVINGS DEPOSITS

Savings deposits consisted of:

	2005			2004		
	Related Parties (Note 39)	Third Parties	Total	Related Parties (Note 39)	Third Parties	Total
Produktif	26,250	3,957,213	3,983,463	59,807	4,630,443	4,690,250
Buana Plus	1,463	12,299	13,762	2,321	13,471	15,792
Prioritas	83	54,541	54,624	105	60,992	61,097
	27,796	**4,024,053**	**4,051,849**	**62,233**	**4,704,906**	**4,767,139**

Savings deposits bore interest at an average rates ranging from 3.1% to 7.5% a year in 2005 and 3.5% to 5.5% a year in 2004.

As of December 31, 2005 and 2004, savings deposits pledged as collateral for loan facilities granted by the Bank amounted to Rp4,845 and Rp4,583, respectively (Note 10).

17. TIME DEPOSITS

Time deposits consisted of:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Related parties (Note 39)	972,273	37,437	1,009,710	546,723	10,793	557,516
Third parties	4,296,581	418,042	4,714,623	4,178,373	347,468	4,525,841
Total	**5,268,854**	**455,479**	**5,724,333**	**4,725,096**	**358,261**	**5,083,357**

(Expressed in millions of Rupiah, except for

17. TIME DEPOSITS (continued)

The details of time deposits based on maturities were as follows:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Less than 1 month	81,969	8,847	90,816	105,131	-	105,131
1 month	4,977,479	396,692	5,374,171	4,410,131	308,053	4,718,184
3 months	159,305	38,609	197,914	163,027	38,895	201,922
6 months	23,892	8,487	32,379	27,081	8,765	35,846
12 months	26,209	2,844	29,053	19,726	2,548	22,274
Total	**5,268,854**	**455,479**	**5,724,333**	**4,725,096**	**358,261**	**5,083,357**

The details of time deposits based on remaining maturities were as follows:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Less than 1 month	4,849,128	392,012	5,241,140	4,360,258	300,931	4,661,189
1 - 3 months	375,521	54,917	430,438	327,808	49,096	376,904
3 - 6 months	29,190	5,800	34,990	23,485	6,744	30,229
6 - 12 months	15,015	2,750	17,765	13,545	1,490	15,035
Total	**5,268,854**	**455,479**	**5,724,333**	**4,725,096**	**358,261**	**5,083,357**

As of December 31, 2005 and 2004, time deposits pledged as collateral for loan facilities granted by the Bank amounted to Rp648,954 and Rp650,266, respectively (Note 10).

Time deposits in Rupiah bore interest at an average rate of 7.9% a year in 2005 and 5.6% a year in 2004, and time deposits in foreign currencies bore interest at an average rate of 1.9% a year in 2005 and 0.8% a year in 2004, respectively.

18. DEPOSITS FROM OTHER BANKS

Deposits from other banks consisted of:

	2005	2004
Rupiah		
Call money	335,000	373,000
Savings deposits	25,343	20,227
Demand deposits	4,264	3,693
Time deposits	3,000	1,499
Foreign Currencies		
Call money	-	18,570
Total	**367,607**	**416,989**

The terms of deposits from other banks in call money are less than one month, while the terms of time deposits from other banks is one month.

(Expressed in millions of Rupiah, except for

18. DEPOSITS FROM OTHER BANKS (continued)

Deposits from other banks in Rupiah bore interest at an average rate of 4.9% a year in 2005 and 5.9% a year in 2004, while deposits from other banks in foreign currencies bore interest at an average 2.6% a year in 2004.

19. TAXES PAYABLE

Taxes payable consisted of:

	2005	2004
Income taxes		
Article 21	8,217	8,129
Article 23	15,786	10,274
Article 25	7,158	9,081
Article 29	12,354	20,475
Value Added Taxes	50	199
Total	**43,565**	**48,158**

The reconciliation between income before income tax, as shown in the statements of income and taxable income for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Income before income tax	492,196	412,738
Temporary differences:		
Provision for possible losses on earning assets	6,663	6,467
Net gain (loss) from change in the fair values of trading securities	5,248	(1,856)
Liability for employees' benefits	1,214	2,079
Depreciation of premises and equipment	958	5,911
Reversal of allowance for decline in value of foreclosed assets	(1,400)	(1,116)
Permanent differences:		
Depreciation of premises and equipment	2,359	1,951
Maintenance	506	617
Taxes	180	11,902
Gain on sale of premises and equipment	(849)	(265)
Others - net	2,646	3,658
Taxable income	**509,721**	**442,086**

The computation of taxable income for 2004 was consistent with that reported in the Annual Tax Return (SPT) filed to the Tax Office.

(Expressed in millions of Rupiah, except for

19. TAXES PAYABLE (continued)

The computation of income tax expense (benefit) were as follows:

	2005	2004
Taxable income	509,721	442,086
Income tax expense - current	152,899	132,608
Income tax expense (benefit) - deferred		
Provision (reversal of allowance) for possible losses	1,067	(1,940)
Reversal of allowance for decline in value of foreclosed assets	420	335
Depreciation of premises and equipment	(287)	(1,773)
Liability for employees' benefits	(364)	(624)
Reversal of allowance for deferred tax assets	(686)	-
Gain (loss) from the changes in the fair values of trading securities	(6,649)	557
Income tax benefit - deferred	(6,499)	(3,445)
Total income tax expense	**146,400**	**129,163**

The reconciliation between income tax expense calculated by applying the applicable tax rate (with maximum rate of 30%) to the income before income tax expense and the income tax expense shown in the statements of income for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Income before income tax expense	492,196	412,738
Income tax expense with applicable tax rate	144,947	123,804
Permanent differences effects on income tax expense		
Depreciation of premises and equipment	708	585
Gain (loss) on sale of premises and equipment - net	(255)	(80)
Maintenance	152	185
Taxes	54	3,571
Others - net	794	1,098
Total income tax expense	**146,400**	**129,163**

The computation of estimated income tax payable was as follows:

	2005	2004
Income tax expense - current	152,899	132,608
Prepayments of income taxes		
Articles 23 and 25	(140,545)	(112,133)
Income tax payable	**12,354**	**20,475**

(Expressed in millions of Rupiah, except for

19. TAXES PAYABLE (continued)

On November 29, 2004, the Bank received Tax Underpayments Assessment Letters for 2002 and 2001 income taxes from the Directorate General of Taxation with total tax underpayment amounting to Rp11,902. The tax underpayments were paid on December 15, 2004 and presented as part of "General and Administrative Expenses" in the 2004 statement of income (Note 31).

The details of deferred tax assets (liabilities) were as follows:

	2005	2004
Allowance for possible losses on earning assets	10,297	11,364
Depreciation of premises and equipment	4,894	4,607
Liability for employees' benefits	3,663	3,299
Unrealized gain (loss) from the increase (decrease) in the fair values of trading securities	465	(6,184)
Allowance for decline in value of foreclosed assets	233	653
Total	19,552	13,739
Allowance for deferred tax assets	-	(686)
Net	**19,552**	**13,053**

20. FUND BORROWINGS

Fund borrowings consisted of borrowings in Rupiah as follows:

	2005	2004
Export Import Bank of Japan	27,217	32,660
World Bank	1,338	2,230
Total	**28,555**	**34,890**

Export Import Bank of Japan

Based on the loan channeling agreement with Bank Indonesia dated July 25, 1996, the Bank obtained a loan facility from Export Import Bank of Japan to finance the investment and working capital of small business companies and venture capital projects. This facility was originally extended to Bank Indonesia, which then channeled the loan to debtors who were able to fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent to JP¥1,300,000,000 using the exchange rate at drawdown date) due within 14 years, includes a three-year grace period and is guaranteed by the Bank's acceptance or promissory notes. Repayments are made through 22 equal semi-annual Rupiah installments from February 15, 2000 to August 15, 2010. The interest rates for the loan facility are calculated based on the average interest rates of the 3-month Bank Indonesia Certificates during the latest 6-month period. The average interest rate was 7.4% a year in 2005 and 8.1% a year in 2004.

(Expressed in millions of Rupiah, except for

20. FUND BORROWINGS (continued)

World Bank

Based on the loan channeling agreement with Bank Indonesia dated June 20, 1995, the Bank obtained a loan facility from the International Bank for Reconstruction and Development (World Bank) to finance customers in the agriculture and agribusiness industry. This facility was originally extended to Bank Indonesia, which then channeled the loan to debtors who were able to fulfill the loan requirements through local banks in Indonesia. This facility (Rupiah loan facility equivalent to US$5,300,000 using the exchange rate at drawdown date) due within 12 years, includes a three-year grace period and is guaranteed by the Bank's acceptance or promissory notes, repayable in 18 equal semi-annual Rupiah installments from September 30, 1998 to March 30, 2007. The floating interest rates on the above facility are calculated based on the average interest rates of the 3-month Bank Indonesia Certificates during the latest 6-month period or the average interest rate of the 3-month time deposit from the five state-owned banks during the latest 6-month period, whichever is lower. The average interest rate was 6.7% a year in 2005 and 6.6% a year in 2004.

21. SUBORDINATED BONDS

On July 14, 2004, the Bank issued Subordinated Bonds I Bank Buana Indonesia Year 2004 totalling Rp300,000 with PT Bank Niaga Tbk as the trustee.

The details as of December 31, 2005 and 2004 were as follows:

	2005	2004
Nominal value	300,000	300,000
Discount of subordinated bonds	(6,378)	(6,378)
Amortization of discount	1,807	532
Net	**295,429**	**294,154**

These subordinated bonds denominated in Rupiah are payable in 10 years and the Bank has the right to redeem all the subordinated bonds (call option) in its fifth anniversary from issuance date with redemption value at 100% of the nominal of subordinated bonds, after receiving approval from Bank Indonesia. The Bank also have the right to buy back the subordinated bonds after its first anniversary from issuance date with the intention to keep the subordinated bonds and can be traded in the future.

The subordinated bonds yield fixed interest rates at 13.25% a year until its fifth anniversary from issuance date (call option date) and at 22.05% a year from the 6th year until the maturity of the subordinated bonds on July 14, 2014. Interest is paid quarterly. The first interest coupon was paid on October 14, 2004, while the last interest coupon will be paid on July 14, 2014.

Based on PT Pefindo's letter dated December 12, 2005, the rating of the subordinated bonds as of December 31, 2005 is idA- (Single *A minus; Stable Outlook)*. For the purpose of calculating the Capital Adequacy Ratio ("CAR"), the subordinated bonds are treated as supplementary capital.

In the event of liquidation, any proceeds from the liquidation process will only be applied to the payment of outstanding amount to the subordinated bondholders after all payment obligation to senior debts have been made. Claims in regards to subordinated bonds are ranked paripassu without any preferences among subordinated bondholders, yet prioritized against the claims of any levels of the Bank's shareholders, including preferred shareholders (if any).

(Expressed in millions of Rupiah, except for

21. SUBORDINATED BONDS (continued)

The subordinated bonds are not guaranteed by special collateral, third parties and Republic of Indonesia and are not included in the government guarantee program for the payment of obligations of commercial banks held by Bank Indonesia/Government Guarantee Implementation Unit (UP3) or other guarantee program based on regulation, but are guaranteed by all of the Bank's present and future assets. Except for senior debts, the rights of subordinated bondholders are paripassu without preference with present and future other subordinated creditors of the Bank.

The Bank has obligation to create sinking fund for repayment of subordinated bonds, or differently agreed in the bondholders general meeting. Total sinking fund to be created from time to time are calculated from the outstanding balance of subordinated bonds with the percentages as follows:

- At the latest at its 1st anniversary from issuance date at 10%
- At the latest at its 2nd anniversary from issuance date at 21%
- At the latest at its 3rd anniversary from issuance date at 41%
- At the latest at its 4th anniversary from issuance date at 61%
- At the latest at its 5th anniversary from issuance date at 81%
- At the latest on the payment date of subordinated bonds or at its 10th anniversary from issuance date at 100%.

As of December 31, 2005, the sinking fund balance amounted to Rp30,000 placed in PT Bank Niaga, Tbk (Note 6).

22. ESTIMATED LOSSES ON COMMITMENTS AND CONTINGENCIES

The estimated losses on commitments and contingencies provided by the Bank were as follows:

	2005	2004
Rupiah		
Bank guarantee	1,366	1,618
Outstanding irrevocable Letters of Credit	18	73
	1,384	1,691
Foreign Currencies		
Outstanding irrevocable Letters of Credit	684	1,369
Bank guarantee	41	79
	725	1,448
Total	**2,109**	**3,139**

The changes in the estimated losses on commitments and contingencies were as follows:

	2005			2004		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	1,691	1,448	3,139	2,233	417	2,650
Provision (reversal of allowance) during the year	(307)	(758)	(1,065)	(542)	932	390
Foreign exchange translation	-	35	35	-	99	99
Ending balance	**1,384**	**725**	**2,109**	**1,691**	**1,448**	**3,139**

(Expressed in millions of Rupiah, except for

22. ESTIMATED LOSSES ON COMMITMENTS AND CONTINGENCIES (continued)

The Bank's management believes that the estimated losses on commitments and contingencies were adequate to cover any possible losses on unrealized commitment and contingency transactions and was in compliance with Bank Indonesia's regulations.

23. OTHER LIABILITIES

Other liabilities consisted of:

	2005	2004
Accrued expenses	50,481	26,931
Unearned income	30,468	25,774
Guaranteed deposits	27,864	25,171
Others	10,348	6,430
Total	**119,161**	**84,306**

24. SHARE CAPITAL

The Bank's shareholders and their respective shareholdings based on the report of the Share Administration Bureau as of December 31, 2005 and 2004 were as follows:

	2005		
Shareholders	Issued and Fully Paid	Percentage of Ownership	Amount
United Overseas Bank International Investment Private Limited, Singapore	3,522,917,153	61.10%	880,729
PT Sari Dasa Karsa	1,542,704,346	26.75	385,676
Commissioner			
Karman Tandanu	9,246,606	0.16	2,312
Director			
Eddy Muljanto	26,092,814	0.45	6,523
Others - below 5% each	665,281,818	11.54	166,321
Total	**5,766,242,737**	**100.00%**	**1,441,561**

	2004		
Shareholders	Issued and Fully Paid	Percentage of Ownership	Amount
PT Sari Dasa Karsa	2,171,097,065	43.53%	542,774
United Overseas Bank International Investment Private Limited, Singapore	1,147,265,760	23.00	286,816
International Finance Corporation	265,166,432	5.32	66,292
Commissioners			
Lukito Winarto	5,982,060	0.12	1,495
Soetadi Limin	3,802,560	0.08	951
Director			
Eddy Muljanto	22,571,637	0.45	5,643
Others - below 5% each	1,372,226,486	27.50	343,057
Total	**4,988,112,000**	**100.00%**	**1,247,028**

(Expressed in millions of Rupiah, except for

24. SHARE CAPITAL (continued)

At the Extraordinary Shareholders' Meeting held on September 7, 2005 and registered through Notarial Deed No. 12 of Dina Chozie, S.H., a substitute for Fathiah Helmi, S.H., on the same date, the shareholders approved the sale of the Bank's shares owned by PT Sari Dasa Karsa and other shareholders representing 1,729,872,821 shares or 30% ownership in the Bank to United Overseas Bank International Investment Private Limited ("UOBII"). The sale of these shares was approved by Bank Indonesia on its letter No. 7/79/GBI/DPIP/Rahasia dated October 13, 2005.

In December 2005, several shareholders sold their share ownership to UOBII through capital market, and accordingly UOBII became the Bank's majority shareholder with 61.10% ownership.

Distribution of Bonus Shares and Stock Dividends

At the Extraordinary General Shareholders' Meeting held on March 28, 2005, and registered through Notarial Deed No. 40 of Fathiah Helmi, S.H., on the same date, the shareholders resolved to distribute bonus shares of 367,309,605 shares at nominal value of Rp250 (full amount) per share through capitalization of additional paid-in-capital amounted to Rp91,827 and stock dividends of 410,821,132 shares or amounting to Rp340,982 based on the Bank's closing price in BEJ on March 24, 2005 at Rp830 (full amount) per share. The difference between the total stock dividend distributed and the related par value of shares distribution was recognized as additional paid in capital of Rp238,276.

The registration of bonus shares and stock dividends of 770,349,357 shares (after deducting the 1% or 7,781,380 of shares owned by PT Sari Dasa Karsa, majority founder shareholder), was approved by BEJ based on its Letter No. S-0376/BEJ.PSJ/04-2005 dated April 18, 2005 and Notification No. PENG-412/BEJ.PSJ/P/04-2005 dated April 26, 2005, and approved by BES through No. JKT-006/ LIST-EMITEN/BES/V/2005 dated May 4, 2005.

Shares Registration in the form of ADR-Level 1 to the United States Securities and Exchange Committees (US SEC)

The Bank submitted share registration application in the form of ADR-level 1 to the US SEC, which was approved by the US SEC on December 10, 2002. Starting April 21, 2003, the shares in the form of ADR-level 1 are available for trading. Until the date of independent auditor's report, there are no Bank's shares in the form of ADR-level 1 being traded yet in the US stock exchange.

25. ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital represented the excess of the actual amounts received from the shareholders over the par value as specified in the Bank's Articles of Association.

As of December 31, 2005, the additional paid-in capital amounting to Rp238,276 represented the difference between the retained earnings capitalized as distribution of stock dividends of 410,821,132 shares at offering price of Rp830 (full amount) and nominal value of Rp250 (full amount) per share (Note 24).

As of December 31 2004, the additional paid-in capital amounting to Rp91,827 represented the difference between the retained earnings capitalized as distribution of stock dividends of 306,091,338 shares at offering price of Rp550 (full amount) and nominal value of Rp250 (full amount) per share in 2003.

(Expressed in millions of Rupiah, except for

26. REVALUATION INCREMENT ON PREMISES AND EQUIPMENT

As of June 30, 2001, the Bank revalued certain premises and equipment (land and certain buildings) in accordance with the Decree of the Minister of Finance of the Republic of Indonesia No. 384/KMK.04/1998 dated August 14, 1998. The revaluation of these premises and equipment was conducted by PT Artanila Permai, an independent appraiser.

The revaluation increment on premises and equipment, for accounting purposes, amounting to Rp103,280 (after final income tax deduction and reversal of deferred tax assets on premises and equipment being revalued) is presented in "Revaluation Increment on Premises and Equipment" as part of the equity in the balance sheets. For tax reporting purposes, the revaluation increment on premises and equipment amounting to Rp112,245 was approved by the Head of the Jakarta Tax Office under its Decision Letter No. KEP-07/WPJ.06/KP.0404/2001 dated December 6, 2001.

27. CASH DIVIDENDS

a. 2005

At the Annual General Shareholders' Meeting held on March 28, 2005, and registered through Notarial Deed No. 39 of Fathiah Helmi, S.H., the shareholders ratified the declaration of cash dividends derived from 2004 net income amounting to Rp85,098 or Rp17.06 (full amount) per share and appropriation for general reserves amounted to Rp2,500 to comply with Corporate Law Art 61. The cash dividends were paid on May 12, 2005. The cash dividends were approved by Government Guarantee Implementation Unit ("UP3") on April 11, 2005 based on its Letter No. S-274/UP3/04/2005.

b. 2004

At the Annual General Shareholders' Meeting held on April 23, 2004, and registered through Notarial Deed No. 28 of Fathiah Helmi, S.H., the shareholders ratified the declaration of cash dividends derived from 2003 net income amounting to Rp66,592 or Rp16.23 (full amount) per share and appropriation for general reserves amounted to Rp5,000 to comply with Corporate Law Art 61. The cash dividends were prepaid by the Bank on November 4, 2003 through interim cash dividends amounting to Rp42,250 and the remaining amount of Rp24,342 was paid on June 29, 2004. The cash dividends were approved by the Indonesian Bank Restructuring Agency ("IBRA") on September 24, 2003 based on its Letter No. PB-1445/BPPN/0903 and by UP3 on May 19, 2004 based on its Letter No. S-200/UP3/V/2004.

28. DIFFERENCES ARISING FROM RESTRUCTURING OF ENTITIES UNDER COMMON CONTROL

This account represents the net differences between the transfer values and the net book values of several land and buildings sold to and purchase from entities under common control which amounted to Rp6,220 with details as follows:

	Sales Price (Purchase Price)	Net Book Value	Difference
Sale of land and buildings to PT Bumi Citra Wicaksana on December 31, 1997	8,000	4,832	3,168
Purchase of land and buildings from PT Buana Land on December 19, 1997	(21,544)	12,156	(9,388)
Total			**(6,220)**

In relation to the change in the control ownership of the Bank, the difference arising from restructuring entities under common control amounted to Rp6,220 was realized in 2005.

(Expressed in millions of Rupiah, except for

29. INTEREST INCOME

Interest income was derived from the following:

	2005	2004
Loans	1,232,863	872,558
Securities	325,893	547,297
Placements with other banks	39,587	10,342
Current accounts with other banks	7,845	2,479
Total	**1,606,188**	**1,432,676**

Interest income from related parties in 2005 and 2004 were less than 5% of the total interest income in 2005 and 2004.

30. INTEREST EXPENSE

This account represents interest expense incurred on the following:

	2005	2004
Time deposits and certificates of deposits	350,155	265,349
Savings deposits	229,843	211,328
Demand deposits	80,080	81,849
Subordinated bonds	39,640	18,660
Premium on Government guarantee (Note 38)	31,290	31,427
Deposits from other banks	11,979	11,926
Fund borrowings	2,315	3,043
Total	**745,302**	**623,582**

Interest expense to related parties in 2005 and 2004 were less than 5% of the total interest expense in 2005 and 2004.

31. GENERAL AND ADMINISTRATIVE

This account consisted of:

	2005	2004
Depreciation of premises and equipment	48,065	47,386
Telecommunication, electricity and water	39,251	37,486
Advertising and promotion	18,138	15,107
Printed materials and office supplies	15,566	20,357
Rental	12,286	12,070
Repairs and maintenance	11,896	49,791
Education and training	10,439	12,718
Security	5,413	4,870
Travelling	3,602	4,869
Professional fee	2,653	16,620
Insurance	2,592	2,660

(Expressed in millions of Rupiah, except for

31. GENERAL AND ADMINISTRATIVE (continued)

	2005	2004
Transfer	2,148	3,630
Taxes (Note 19)	180	11,902
Others	17,236	18,603
Total	**189,465**	**258,069**

32. SALARIES AND EMPLOYEES' BENEFITS

This account consisted of:

	2005	2004
Salaries and wages	169,862	153,473
Gratification	61,414	53,194
Meals, transportation and other allowance	23,665	18,180
Overtime	15,255	11,411
Lebaran bonus	12,133	10,772
Pension fund contribution	11,321	16,269
Honorarium	9,603	9,298
Medical	9,028	8,289
Obligatory employee insurance (*Jamsostek*)	5,438	4,756
Provision for employees' benefits	3,839	2,079
Severance pay	3,856	1,037
Others	3,595	4,796
Total	**329,009**	**293,554**

33. OTHER INCOME

In December 2005, the Bank received US$2,970,776 (equivalent to Rp29,574) from a related party as a refund for the expenses incurred by the Bank in 2004. The refund was recognized as part of "Non-Operating Income - Others" in the 2005 statement of income.

34. UNREALIZED SPOT FOREIGN CURRENCY BOUGHT AND SOLD

The details of unrealized spot foreign currencies bought and sold which were conducted with third parties were as follows:

	2005		
	Foreign Currencies		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	5,000,000	49,150
	SGD	915,860	5,419
	JP¥	23,562,000	1,975
			56,544

(Expressed in millions of Rupiah, except for

34. UNREALIZED SPOT FOREIGN CURRENCY BOUGHT AND SOLD (*continued*)

	2005		
	Foreign Currencies		Rupiah
Liabilities			
Unrealized spot foreign currency sold	US$	18,250,000	179,398
			179,398

	2004		
	Foreign Currencies		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	12,800,000	118,848
	JP¥	134,430,000	12,178
			131,026
Liabilities			
Unrealized spot foreign currency sold	US$	7,300,000	67,781
	JP¥	103,320,000	9,359
			77,140

35. COMMITMENTS AND CONTINGENCIES

The Bank's commitments and contingencies were as follows:

	2005	2004
Commitments		
Commitment liabilities		
Unused loans facilities granted	(2,868,332)	(2,845,371)
Outstanding irrevocable Letters of Credit	(67,796)	(64,443)
Commitment Liabilities	(2,936,128)	(2,909,814)
Contingencies		
Contingent receivables		
Interest on non-performing loans	9,447	2,170
Contingent liabilities		
Bank guarantees	(182,370)	(168,321)
Unused travellers' cheques	(3,962)	(4,309)
Standby Letters of Credit	(598)	(1,821)
Contingent liabilities - net	(177,483)	(172,281)
Commitments and contingent liabilities - net	**(3,113,611)**	**(3,082,095)**

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

36. LIABILITY FOR EMPLOYEES' BENEFITS

The Bank has a defined benefit retirement plan covering all of its permanent employees, which is managed by Dana Pensiun PT Bank Buana Indonesia Tbk. Contributions are funded and consist of the Bank's contribution at 10% and the employees' contribution computed at 6% of basic salary. Such retirement plan was approved by the Minister of Finance in Letter No. KEP 039/KM.17/1996 dated February 6, 1996.

In addition to retirement fund established by the Bank for its employees, the Bank also recognized estimated liabilities for termination, gratuity and compensation as provided under Law No. 13/2003, and the Bank's employees' agreement.

The employees' benefits for the retirement plan and the unfunded liabilities as of December 31, 2005 and 2004 were determined based on the actuarial valuations by PT Sienco Aktuarindo Utama, an independent actuary, based on its reports dated January 12, 2006 and February 18, 2005, respectively. Employees' benefits were calculated using the "Projected Unit Credit" method with the following assumptions:

Discount rate	: 10% per annum
Salary increase	: 6% per annum
Mortality	: Commissioners Standard Ordinary 1949
Normal retirement age	: 55 years

Net employee benefit expense

	2005		
	Unfunded	**Retirement Plan**	**Total**
Current service cost	1,535	11,780	13,315
Interest cost	1,664	21,735	23,399
Expected return on plan assets	-	(22,577)	(22,577)
Amortization of actuarial losses	12	-	12
Amortization of unrecognized past service cost - non-vested benefits	628	-	628
Net employee benefit expense (Note 32)	**3,839**	**10,938**	**14,777**

	2004		
	Unfunded	**Retirement Plan**	**Total**
Current service cost	379	9,626	10,005
Interest cost	1,262	20,871	22,133
Expected return on plan assets	-	(19,432)	(19,432)
Amortization of unrecognized past service cost - non-vested benefits	786	-	786
Total	2,427	11,065	13,492
Difference due to change in accounting principle	(348)	-	(348)
Net employee benefit expense (Note 32)	**2,079**	**11,065**	**13,144**

(Expressed in millions of Rupiah, except for

36. LIABILITY FOR EMPLOYEES' BENEFITS (continued)

Employees' benefits liabilities

	2005		
	Unfunded	Retirement Plan	Total
Present value of employees' benefit obligations	21,024	249,114	270,138
Fair value of plan assets	-	256,638	256,638
Funded status	21,024	(7,524)	13,500
Unrecognized past service cost	(4,692)	-	(4,692)
Unrecognized actuarial gains (losses)	(4,122)	7,531	3,409
Employees' benefit liabilities	**12,210**	**7**	**12,217**

	2004		
	Unfunded	Retirement Plan	Total
Present value of employees' benefit obligations	18,614	217,359	235,973
Fair value of plan assets	-	222,626	222,626
Funded status	18,614	(5,267)	13,347
Unrecognized past service cost	(5,643)	-	(5,643)
Unrecognized actuarial gains (losses)	(1,975)	8,648	6,673
Employees' benefit liabilities	**10,996**	**3,381**	**14,377**

The movements in the employees' benefit liabilities during the years ended December 31, 2005 and 2004 are as follows:

	2005		
	Unfunded	Retirement Plan	Total
Beginning balance	10,996	3,381	14,377
Provisions during the year	3,839	10,938	14,777
Payment of benefits	(2,625)	(14,312)	(16,937)
Ending balance	**12,210**	**7**	**12,217**

	2004		
	Unfunded	Retirement Plan	Total
Beginning balance	8,917	5,204	14,121
Difference due to change in accounting principle	(348)	-	(348)
Provisions during the year	2,427	11,065	13,492
Payment of benefits	-	(12,888)	(12,888)
Ending balance	**10,996**	**3,381**	**14,377**

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

37. MANAGEMENT STOCK OPTION PLAN

On October 27, 2004, the Bank reported to Bank Indonesia the Bank's plan on its stock option program for its commissioners, directors and top management ("MSOP"), through issuance of new shares without conducting limited public offering. BAPEPAM in its Letter No. S-2926/PM.6/2004 dated September 14, 2004, in principle agreed with the MSOP program. Based on the regulation of BAPEPAM, the maximum new shares to be issued in MSOP program should be 5% of total issued and fully paid shares, representing 249,405,500 shares.

Based on the Extraordinary Shareholders' Meeting held on March 28, 2005 as notarized through Notarial Deed No. 40 of Fathiah Helmi, S.H, on the same date, the shareholders agreed to the MSOP program with a total option of 249,405,500 shares.

The following, among others, are key features of the MSOP Program:

a. Each option has a right to buy 1 Bank's share.

b. 80% of the option, representing 199,524,400 shares is divided into 2 groups:

   - 59,857,320 shares are distributed as fixed option.
   - 139,667,080 shares are distributed as variable option that will be received based on personal and Bank yearly performance.

c. 20% of the option, representing 49,881,100 shares will be reserved for new members of the management.

d. The Board of Directors, with the approval from the Board of Commissioners, has the authority to cancel or temporarily cancel the MSOP agreement with the grantee, if this grantee violates any terms and conditions of the MSOP agreement, MSOP program and other Bank's policy.

e. Each step, the grantee is required to sign an MSOP agreement indicating among others, the following:

   - Total options to be issued and exercise price
   - Method of payment of the option
   - Implementation date and exercise period.

The Options will be granted in three steps as follows:

	Issue Date	Exercise Period	Total Option
Step 1 (30%)	June 1, 2005	June 1, 2006 to May 31, 2009	74,821,650 shares
Step 2 (30%)	June 1, 2006	June 1, 2007 to May 31, 2010	74,821,650 shares
Step 3 (40%)	June 1, 2007	June 1, 2008 to May 31, 2011	99,762,200 shares

As of December 31, 2005, no option has been granted. Based on the Board of Directors' Meeting on January 25, 2006, the Board of Directors decided to defer the MSOP program as the MSOP mechanism has not yet been determined and no MSOP agreement with the employees has been signed to date.

(Expressed in millions of Rupiah, except for

38. GOVERNMENT GUARANTEE FOR THE PAYMENT OF OBLIGATIONS OF COMMERCIAL BANKS

Based on the Decision Letter No. 26/KMK.17/1998 from the Ministry of Finance of the Republic of Indonesia dated January 28, 1998, which was amended through the Decision Letter No. 179/KMK.017/2000 from the Ministry of Finance of the Republic of Indonesia dated May 26, 2000, concerning the "Conditions and Procedures in the Implementation of Government Guarantee for the Payment of Obligations of Commercial Banks", the Government has agreed to guarantee the payment of the liabilities of banks which are members of the government guarantee program that meet certain criteria.

The guarantee program was valid from January 26, 1998 to January 31, 2001. The guarantee period will be automatically extended for the next six months continuously, except when the Ministry of Finance, through a notice within a period of at least six months before the end of the guarantee period or the extended period, expresses its intention not to extend the guarantee period.

The Decision Letter No. 179/KMK.017/2000 from the Ministry of Finance of the Republic of Indonesia dated May 26, 2000, concerning "Conditions and Procedures in the Implementation of Government Guarantee for the Payment of Obligations of Commercial Banks" was amended through Decision Letter No. 84/KMK.06/2004 dated February 27, 2004, concerning the Conditions and Procedures in the Implementation of Government Guarantee for the Payment of Obligations of Commercial Banks. The changes consist of, among others, the payment for the guarantee premium which was formerly paid through the Indonesian Bank Restructuring Agency ("IBRA") will be paid through the Government Guarantee Implementation Unit ("UP3").

Based on the Ministry of Finance Regulation No. 17/PMK.05/2005 dated March 3, 2005, effective since April 18, 2005, the obligations that guaranteed under the Government Guarantee Program include demand deposits, savings deposits, time deposits and other loans received from other banks in the form of inter-bank money market transactions.

The Government Guarantee Program under UP3 was terminated on September 22, 2005, as stated in the Ministry of Finance Regulation No. 68/PMK.05/2005 dated August 10, 2005 concerning the Calculation and Payment Premium of Government Guarantee Program against Payment Obligations of Commercial Banks for the period July 1 until September 21, 2005. As a replacement of UP3, the Government has established an independent institution, Lembaga Penjamin Simpanan ("LPS") in accordance with the Republic of Indonesia Law No. 24 Year 2004 dated September 22, 2004 concerning the Lembaga Penjamin Simpanan, whereas LPS guarantees third party deposits including deposits from other banks in the form of demand deposits, time deposits, certificate of deposits, savings deposits and/or other equivalent forms.

In relation to this Program, the Bank paid premium amounted to Rp31,290 and Rp31,427 in 2005 and 2004, respectively.

39. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

In the Bank's normal operations, the Bank has operational and financial transactions with related parties which are made at normal rates and conditions, except for non-interest bearing loans to certain employees with terms ranging from 1 to 10 years.

The details of transactions with related parties were as follows:

	2005		2004	
	Total	Percentage (%)	Total	Percentage (%)
Current accounts with other banks				
United Overseas Bank Limited, Singapore	5,150	0.03	8,656	0.05

(Expressed in millions of Rupiah, except for

39. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES (continued)

	2005		2004	
	Total	Percentage (%)	Total	Percentage (%)
Placements with other banks				
United Overseas Bank Limited, Singapore	8,876	0.06	184,919	1.13
Securities - Export bills				
PT Indo Baju Indah	-	-	6,593	0.04
Loans				
Outstanding balances above Rp1,000 each				
PT Muara Kelingi	40,000	0.25	-	-
PT Naga Pacific	15,001	0.09	-	-
PT Bara Bentala Indonesia	9,015	0.06	-	-
PT SMEP Pacific	8,769	0.05	7,961	0.05
PT Winindo Elektronik Batam	6,414	0.04	-	-
PT Star Tec Pacific	4,183	0.03	-	-
PT Fiberindomas Cemerlang	3,114	0.02	2,087	0.01
Farody Ali	3,026	0.02	-	-
PT Karet Mas	2,427	0.02	2,641	0.02
PT Enerfa Saptadaya Prima	2,012	0.01	1,820	0.01
Hisar Edward Marbun	1,964	0.01	-	-
PT Cahaya Mulia G. Lestari	1,962	0.01	-	-
PT Citraciti Pacific	1,872	0.01	-	-
Zien Rusli K.	1,701	0.01	-	-
PT Putra Cipta Karindo Mas	1,587	0.01	-	-
Popi Sudjono	1,531	0.01	-	-
Erwin Mulia	1,501	0.01	-	-
Anwar Tandanu	1,473	0.01	-	-
Engrid Widjaja	1,460	0.01	-	-
Ratna Dewi	1,434	0.01	1,610	0.01
Hendro Liono	1,408	0.01	-	-
PT Bangun Graha Agung	1,357	0.01	-	-
PT Industri Nonwoven Inumas	1,353	0.01	-	-
Lo Khie Sin	1,314	0.01	-	-
Ng Tjie Koang	1,183	0.01	1,295	0.01
PT Strada Multi Perkasa	1,162	0.01	2,335	0.01
PT Gizindo Pangansejati	1,098	0.01	2,102	0.01
Kho Swandi Kendy	981	0.01	1,071	0.01
PT Indo Baju Indah	-	-	7,029	0.04
PT Idola Bangun Idea	-	-	3,807	0.02
Thomson Soegiarto	-	-	3,536	0.02
PT Kota Mas Permai	-	-	2,329	0.01
PT Kalimantan Medan Abadi Raya	-	-	2,172	0.01
PT Sinar Elang Sakti Mas	-	-	1,946	0.01
PT Megah Nurindo Pratama	-	-	783	0.01
Outstanding balances below Rp1,000 each				
Consisted of 217 and 182 debtors as of December 31, 2005 and 2004, respectively	29,884	0.19	14,953	0.09
Total loans	150,186	0.94	59,477	0.36
Insurance coverage for premises and equipment by PT Asuransi Buana Independent	256,816	-	231,518	-

(Expressed in millions of Rupiah, except for

39. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES (continued)

	2005		2004	
	Total	Percentage (%)	Total	Percentage (%)
Deposits:				
Demand deposits	191,397	1.38	440,357	3.05
Savings deposits	27,796	0.20	62,233	0.43
Time deposits	1,009,710	7.30	557,516	3.86
Total	1,228,903	8.89	1,060,106	7.34
General and administrative expenses:				
Insurance expense to PT Asuransi Buana Independent	2,592	0.50	2,660	0.48
Rental expenses to PT Bumi Buana Sumber Indah	8,455	1.63	7,853	1.42

Notes:

a. Percentages of current accounts and placements with other banks, securities, loans and prepaid rent are computed based on total assets at balance sheet date.
b. Percentages of demand, savings and time deposits are computed based on total liabilities at balance sheet date.
c. Percentages of rental and insurance expenses are computed based on total other operational expenses for each related period.
d. Interest income and expense from/to related parties, which are received/incurred by the Bank were less than 5% of the Bank's total interest revenue and expenses, respectively, for each related year.

Nature of related parties:

All related parties are related to the Bank due to same ownership/shareholdings.

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

40. SEGMENT REPORTING

The Bank's geographical and product segments based on the revised PSAK No. 5 were as follows:

Geographical segment

	2005						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	805,312	98,103	59,608	66,624	71,837	504,704	1,606,188
Fees and commissions	24,250	6,227	4,315	3,089	3,454	26,470	67,805
Total Interest Income	829,562	104,330	63,923	69,713	75,291	531,174	1,673,993
Interest Expense	478,878	29,536	35,345	25,679	25,777	150,087	745,302
Interest Income - Net	350,684	74,794	28,578	44,034	49,514	381,087	928,691
Other Operating Income							
Administration fees and commissions	30,844	3,738	3,272	2,273	3,320	20,933	64,380
Gains from foreign currency transactions - net	16,211	120	-	-	-	61	16,392
Gains on securities sold and matured	8,673	-	-	-	-	-	8,673
Recovery of allowance for decline in value of foreclosed assets	1,400	-	-	-	-	-	1,400
Gain (loss) from changes in the fair value of trading securities - net	(1,265)	-	-	-	-	-	(1,265)
Others	26,756	624	2,133	1,228	791	2,102	33,634
Total Other Operating Income	82,619	4,482	5,405	3,501	4,111	23,096	123,214

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

40. SEGMENT REPORTING (continued)

Geographical segment (continued)

Descriptions	2005						
	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Provision of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	77,661	-	-	-	-	-	77,661
Other Operating Expenses							
General and administrative	117,458	7,974	5,528	5,202	6,355	46,948	189,465
Salaries and employees' benefits	186,956	16,265	11,953	11,251	17,178	85,406	329,009
Total Other Operating Expenses	304,414	24,239	17,481	16,453	23,533	132,354	518,474
INCOME FROM OPERATIONS	**51,228**	**55,037**	**16,502**	**31,082**	**30,092**	**271,829**	**455,770**
NON-OPERATING INCOME							
Gain on sale of premises and equipment - net	1,025	856	230	341	350	2,171	4,973
Others - net	31,426	(40)	-	(61)	(61)	189	31,453
Total Non-Operating Income - Net	32,451	816	230	280	289	2,360	36,426
INCOME BEFORE INCOME TAX	**83,679**	**55,853**	**16,732**	**31,362**	**30,381**	**274,189**	**492,196**
INCOME TAX EXPENSE - NET	**146,400**	-	-	-	-	-	**146,400**
NET INCOME	**(62,721)**	**55,853**	**16,732**	**31,362**	**30,381**	**274,189**	**345,796**

(Expressed in millions of Rupiah, except for

40. SEGMENT REPORTING (continued)

Geographical segment (continued)

2005

Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Total loans	3,721,992	789,368	535,013	532,617	638,079	4,091,620	10,308,689
Total deposits and deposits from other banks	7,747,823	604,687	729,304	381,554	456,720	3,339,532	13,259,620
Total assets	11,298,135	827,665	771,376	539,439	656,781	1,906,109	15,999,505
Total liabilities	9,443,265	787,478	738,454	513,670	632,849	1,714,661	13,830,377

2004

Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	877,901	70,172	43,510	46,284	46,597	348,212	1,432,676
Fees and commissions	24,005	6,688	3,964	2,555	3,671	24,401	65,284
Total Interest Income	901,906	76,860	47,474	48,839	50,268	372,613	1,497,960
Interest Expense	379,371	26,767	30,203	25,277	25,783	136,181	623,582
Interest Income - Net	522,535	50,093	17,271	23,562	24,485	236,432	874,378
Other Operating Income							
Administration fees and commissions	17,188	3,447	2,600	2,059	2,765	18,774	46,833
Gains from foreign currency transactions - net	11,774	117	132	1	-	175	12,199
Gain (loss) on securities sold and matured	3,267	-	-	-	-	-	3,267
Gains from changes in the fair value of trading securities - net	1,856	-	-	-	-	-	1,856

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

40. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2004						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Recovery of allowance for decline in value of foreclosed assets	1,115	-	-	-	-	-	1,115
Others	15,878	644	1,084	692	782	2,616	21,696
Total Other Operating Income	51,078	4,208	3,816	2,752	3,547	21,565	86,966
Provision of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	15,138	-	-	-	-	-	15,138
Other Operating Expenses							
General and administrative	192,720	7,866	4,284	5,408	4,721	43,070	258,069
Salaries and employees' benefits	168,509	15,157	10,673	10,399	15,055	73,761	293,554
Total Other Operating Expenses	361,229	23,023	14,957	15,807	19,776	116,831	551,623
INCOME FROM OPERATIONS	**197,246**	**31,278**	**6,130**	**10,507**	**8,256**	**141,166**	**394,583**
NON-OPERATING INCOME							
Gain on sale of premises and equipment - net	10,838	104	2	160	300	4,023	15,427
Others - net	2,795	(28)	-	(105)	(34)	100	2,728
Total Non-Operating Income - Net	13,633	76	2	55	266	4,123	18,155

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

40. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2004						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME BEFORE INCOME TAX	**210,879**	**31,354**	**6,132**	**10,562**	**8,522**	**145,289**	**412,738**
INCOME TAX EXPENSE - NET	**129,163**	-	-	-	-	-	**129,163**
NET INCOME	**81,716**	**31,354**	**6,132**	**10,562**	**8,522**	**145,289**	**283,575**
Total loans	2,984,426	677,500	358,131	428,048	448,009	2,960,960	7,857,074
Total deposits and deposits from other banks	8,146,175	672,357	736,451	551,715	550,779	3,179,679	13,837,156
Total assets	11,203,369	716,123	376,207	444,246	475,221	3,138,514	16,353,680
Total liabilities	8,683,136	687,459	745,707	555,197	562,611	3,217,665	14,451,775

(Expressed in millions of Rupiah, except for

40. SEGMENT REPORTING (continued)

Product Segments

	Loans	Treasury	Others	Total
2005				
Interest income and commission	1,289,876	365,479	18,638	1,673,993
Total assets	10,126,485	4,022,772	1,850,248	15,999,505
2004				
Interest income and commission	927,742	557,639	12,579	1,497,960
Total assets	7,758,263	6,978,517	1,616,900	16,353,680

41. NET OPEN POSITION

The net open positions ("NOP") as of December 31, 2005 and 2004 were as follows:

	2005		
	Asset	Liabilities	Net Open Positions
Balance Sheet			
United States Dollar	1,660,713	1,527,784	132,929
Euro	69,290	70,003	(713)
Australian Dollar	40,397	39,766	631
Singapore Dollar	37,915	44,214	(6,299)
Japanese Yen	17,132	18,944	(1,812)
Hong Kong Dollar	15,003	14,732	271
Great Britain Pound Sterling	2,877	2,080	797
New Zealand Dollar	1,757	1,128	629
Canada Dollar	585	-	585
Switzerland Franc	130	90	40
Saudi Arabian Riyal	7	-	7
Malaysia Ringgit	7	-	7
Brunei Darussalam Dollar	5	-	5
Total	1,845,818	1,718,741	127,077
Administrative Accounts			
United States Dollar	81,452	219,159	(137,707)
Singapore Dollar	9,756	4,814	4,942
Euro	5,926	6,972	(1,046)
Japanese Yen	5,791	3,419	2,372
Great Britain Pound Sterling	178	176	2
Total	103,103	234,540	(131,437)
Capital			**2,394,109**
Percentage of NOP to capital (Balance Sheet)			**5.31%**
Percentage of NOP to capital (Administrative Account)			**(5.49%)**
Percentage of NOP to capital			**0.48%**

(Expressed in millions of Rupiah, except for

41. NET OPEN POSITION (continued)

	2004		
	Assets	Liabilities	Net Open Positions
Balance Sheet			
United States Dollar	1,347,483	1,349,281	(1,798)
Singapore Dollar	211,205	211,162	43
Australian Dollar	39,697	39,140	557
Euro	15,948	60,784	(44,836)
Japanese Yen	15,198	15,150	48
Hong Kong Dollar	7,646	6,815	831
Great Britain Pound Sterling	3,715	3,658	57
New Zealand Dollar	2,323	1,384	939
Switzerland Franc	804	98	706
Canada Dollar	52	-	52
Saudi Arabian Riyal	39	-	39
Malaysia Ringgit	18	-	18
Brunei Darussalam Dollar	1	-	1
Total	1,644,129	1,687,472	(43,343)
Administrative Accounts			
United States Dollar	153,732	146,436	7,296
Euro	50,708	10,480	40,228
Japanese Yen	11,009	10,559	450
Singapore Dollar	1,166	1,203	(37)
Hong Kong Dollar	-	61	(61)
Total	216,615	168,739	47,876
Capital			**2,146,539**
Percentage of NOP to capital (Balance Sheet)			**(2.02%)**
Percentage of NOP to capital (Administrative Accounts)			**2.23%**
Percentage of NOP to capital			**0.64%**

Based on Bank Indonesia ("BI") regulation concerning NOP as amended by BI Regulation No. 6/20/PBI/2004 on July 15, 2004 as further amended by BI Regulation No. 7/37/PBI/2005 dated September 30, 2005; the maximum NOP of banks should be 20% of capital. NOP represents absolute amount arising from differences between assets and liabilities between foreign currencies in the balance sheets and administrative accounts. NOP of the Bank as of December 31, 2005 and 2004 were in compliance with BI regulations.

42. CAPITAL ADEQUACY RATIO

As of December 31, 2005 and 2004, the Bank's Capital Adequacy Ratio (CAR) was computed in accordance with the Bank Indonesia Regulation No. 5/12/PBI/2003 dated July 17, 2003, as follows:

	2005	2004
Core capital		
Paid-in-capital	1,441,561	1,247,028
Additional capital		
Additional paid-in capital	238,276	91,827
Current year income	169,648	140,065
General reserves	27,500	25,000

(Expressed in millions of Rupiah, except for

42. CAPITAL ADEQUACY RATIO (continued)

	2005	2004
Unrealized gains from the change in the fair value of available-for-sale securities	6,897	6,592
Prior years income (losses)	(7,235)	141,214
Differences arising from restructuring of entities under common control	-	(6,220)
Total core capital	1,876,647	1,645,506
Supplementary capital (maximum 100% of core capital)		
Subordinated bonds (maximum 50% of core capital)	300,000	300,000
Revaluation increment on premises and equipment	103,280	103,280
General reserves on allowance for possible losses on earning assets (maximum 1.25% of RWA)	114,208	97,779
Total supplementary capital	517,488	501,059
Deduction of capital		
Investment in shares of stock	(26)	(26)
Total capital	**2,394,109**	**2,146,539**
Risk Weighted Assets (RWA)	12,021,248	9,832,443
Capital Adequacy Ratio for Credit Risk	**20.20%**	**22.12%**
Capital Adequacy Ratio for Credit Risk and Market Risk	**19.92%**	**21.83%**
Required Capital Adequacy Ratio	**8%**	**8%**

43. SIGNIFICANT AGREEMENT

Based on the agency agreement dated August 8, 2001 between the Bank and PT MeesPierson Finas Investment Management ("MPF") as the investment manager, MPF appointed the Bank as a sales agent of Mutual Fund Buana 88 Rupiah, Buana 88 Fixed Income and Buana 88 Dollar, to sell those mutual funds to the Bank's customers or prospective customers. This agreement shall continue indefinitely unless an event occurs that could terminate the agreement, such as MPF's failure to fulfill the investment policy, or bankruptcy of MPF or the Bank.

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

44. REMAINING MATURITY PERIODS OF ASSETS AND LIABILITIES

As of December 31, 2005 and 2004, the Bank's assets and liabilities based on remaining period of maturities were as follows:

	2005						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	130,559	130,559
Current accounts with Bank Indonesia	-	-	-	-	-	1,002,609	1,002,609
Current accounts with other banks - net	127,637	-	-	-	-	-	127,637
Placements with other banks - net	1,301,530	193,226	4,113	-	29,700	-	1,528,569
Securities - net	187,028	534,126	897,063	841,063	9,800	25,106	2,494,186
Securities under resell agreements - net	-	-	-	-	-	-	-
Derivatives receivable - net	-	-	-	-	-	17	17
Loans - net	360,889	1,107,251	4,427,624	3,187,636	1,043,085	-	10,126,485
Acceptances receivable - net	8,504	15,558	-	-	-	-	24,062
Deferred tax assets - net	-	-	-	-	-	19,552	19,552
Premises and equipment - net	-	-	-	-	-	367,875	367,875
Other assets - net	-	-	-	-	-	177,954	177,954
Total Assets	1,985,588	1,850,161	5,328,800	4,028,699	1,082,585	1,723,672	15,999,505

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

44. REMAINING MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2005						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	10,299	10,299
Deposits	12,408,820	430,438	52.755	-	-	-	12,892,013
Deposits from other banks	367,607	-	-	-	-	-	367,607
Taxes payable	-	-	-	-	-	43,565	43,565
Derivatives payable	-	-	-	-	-	16	16
Interest payables	-	-	-	-	-	34,910	34,910
Acceptances payable	-	-	-	-	-	24,496	24,496
Fund borrowings	-	-	-	28,555	-	-	28,555
Subordinated bonds - net	-	-	-	-	295,429	-	295,429
Estimated losses on commitments and contingencies	-	-	-	-	-	2,109	2,109
Liability for employees' benefits	-	-	-	-	-	12,217	12,217
Other liabilities	-	-	-	-	-	119,161	119,161
Total Liabilities	12,776,427	430,438	52.755	28,555	295,429	246,773	13,830,377
NET	**(10,790,839)**	**1,419,723**	**5,276,045**	**4,000,144**	**787,156**	**1,476,899**	**2,169,128**

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

44. REMAINING MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2004						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	126,516	126,516
Current accounts with Bank Indonesia	-	-	-	-	-	897,844	897,844
Current accounts with other banks - net	83,437	-	-	-	-	-	83,437
Placements with other banks - net	535,828	476	1,018	-	-	-	537,322
Securities - net	2,101,981	234,426	1,012,694	2,459,370	100,765	24,804	5,934,040
Securities under resell agreements - net	506,834	-	-	-	-	-	506,834
Derivatives receivable - net	-	-	-	-	-	321	321
Loans - net	301,096	792,851	3,617,994	2,480,680	565,642	-	7,758,263
Acceptances receivable - net	16,816	16,333	3,371	-	-	-	36,520
Deferred tax assets - net	-	-	-	-	-	13,053	13,053
Premises and equipment - net	-	-	-	-	-	322,567	322,567
Other assets - net	-	-	-	-	-	136,963	136,963
Total Assets	3,545,992	1,044,086	4,635,077	4,940,050	666,407	1,522,068	16,353,680

(Expressed in millions of Rupiah, except for foreign exchange rates and amounts in foreign currencies)

44. REMAINING MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2004						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	73,790	73,790
Deposits	12,997,999	376,904	45,264	-	-	-	13,420,167
Deposits from other banks	416,989	-	-	-	-	-	416,989
Taxes payable	-	-	-	-	-	48,158	48,158
Derivatives payable	-	-	-	-	-	6	6
Interest payables	-	-	-	-	-	24,753	24,753
Acceptances payable	16,986	16,541	3,519	-	-	-	37,046
Fund borrowings	-	-	-	2,230	32,660	-	34,890
Subordinated bonds - net	-	-	-	-	294,154	-	294,154
Estimated losses on commitments and contingencies	-	-	-	-	-	3,139	3,139
Liability for employees' benefits	-	-	-	-	-	14,377	14,377
Other liabilities	-	-	-	-	-	84,306	84,306
Total Liabilities	13,431,974	393,445	48,783	2,230	326,814	248,529	14,451,775
NET	**(9,885,982)**	**650,641**	**4,586,294**	**4,937,820**	**339,593**	**1,273,539**	**1,901,905**

To anticipate the maturity gaps resulting from differences in the remaining maturity periods between assets and liabilities, the Bank always maintains its liquidity through maintenance of the minimum reserve requirement of the current accounts with Bank Indonesia in accordance with Bank Indonesia's requirements.

(Expressed in millions of Rupiah, except for

45. ADDITIONAL INFORMATION

1. Classified Earning Assets Ratio

As of December 31, 2005 and 2004, the ratios of earning assets classified as substandard, doubtful, and loss to total earning assets were 1.26% and 0.86%, respectively.

2. Risk Management

One of the important agenda of the Bank is to develop a strong risk management. The Board is confident that the Bank will gain competitive advantage by implementing good risk management practices in its business activities and protects the Bank's financial soundness and reputation in the financial industry.

Risk Management Division ("RMG") is responsible for monitoring and reviewing the Bank's risk exposures along with coordinating the risk management function of the Bank which covers 3 types of risks: (1) Market Risk, (2) Credit Risk, and (3) Operational Risk.

The Bank has also formed a Risk Management Committee ("RMC") represented by senior management members, which is responsible for continuous improvement of risk management implementation and culture building.

Credit Risk

Credit risk is the risk of counterparty defaulting on its obligation. Credit risks can occur from various functional activities such as loans, treasury, investments and trade financing.

The Bank has a credit policy that provides guidelines on good credit selection process. The Bank also empowers Credit Policy Committee and Credit Committee with the responsibilities to set various limits concerning portfolio concentration related to debtor, business segmentation, or industry, and to evaluate on a regular basis.

The Bank's Non-Performing Loan ("NPL") as of Quarter IV Year 2005 is 2.35%, which is below the 5% limit set by Bank Indonesia while the Bank's provisions for earning assets complied with Bank Indonesia's requirement.

Market Risk

Market risk is defined as the risk of losses arising from movements in market prices, due to changes in interest rate and foreign exchange rate.

The market risk management comprises of identifying, measuring, and monitoring of various market risk factors. Bank also develops sensitivity-to-market analysis based on worst-case scenario to assess the Bank's capability to sustain unfavourable market condition.

Based on the December 2005 month-end sensitivity analysis, the Bank's excess capital reserve is strong enough to cover 13.21 times of potential loss from interest rate fluctuation of 300 basis point and to cover 31.35 times of potential foreign exchange exposure loss if US$/IDR rate fluctuates 60% from the end-month closing rate. The Bank's minimum capital requirement to support the market risk is around 41.26% of the Bank's total capital.

45. ADDITIONAL INFORMATION (continued)

2. Risk Management (continued)

Operational Risk

Operational risk is the risk caused by inadequacy or failed internal process, human resources, system, or from external factors that affect the Bank's operations. Operational risk losses can be either financial or non-financial. Some other risks that are related to operational risk are legal, reputation, strategic, and compliance risks.

The Bank has started collecting loss-events to capture data such as nominal loss, location, and frequency. Through the Loss-Event Database ("LED"), RMG will be able to highlight the Bank's loss events, their impacts, and causes to the management and related units along with the corrective and preventive measures required to minimize future recurrence. Data from the LED will also allow the Board to evaluate the performance and risk profile of each respective unit or branch.

46. ECONOMIC CONDITIONS

The economic conditions in Indonesia are still affected by social stability and political conditions although there have been positive improvements on major economic indicators, such as increasing economic transactions, better liquidity and lower interest and inflation rate. In addition, investors' confidence has improved as seen by the increases in stock market prices.

In response to these economic conditions, the Bank is consistently selective in granting loans and investing its excess liquidity in certain securities which have good ratings. The Bank maintains its cost efficiency program. The Bank's management believes that with its continuous prudent banking principles, the Bank will continue to grow and be stable.

The accompanying financial statements include the effects of the economic conditions to the extent they can be determined and estimated. Recovery of the economy depends on the fiscal, monetary and other measures that are being undertaken or will be taken by the Indonesian government, actions which are beyond the Bank's control. It is not possible to determine the future effects of the economic conditions may have on the Bank's earnings and realization of the Bank's earnings assets, including the effects from its shareholders and customers.

47. SUBSEQUENT EVENTS

a. In January 2006, Bank Indonesia issued certain regulations, among others, Changes In Assessment of the Quality of Bank's Assets, Computation of Risk Weighted Assets and the Liquidating Rating for Earning Assets. The Bank's management is evaluating the effect of these regulations.

b. Capital Adequacy Ratio of the Bank as of January 31, 2006 which was calculated after considering market risk based on Bank Indonesia Regulation No. 5/12/PBI/2003 was 21.38% (unaudited).

(Expressed in millions of Rupiah, except for

48. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the December 31, 2004 financial statements have been reclassified to conform with the 2005 financial statements presentation.

These reclassifications were as follows:

	As Reclassified	As Previously Reported
Liabilities		
Liability for employees' benefits	14,377	10,996
Other liabilities	84,306	87,687
Other Operating Income		
Administration fees and commissions	46,833	40,851
Others	21,696	27,678
Other Operating Expenses		
General and administrative	258,069	268,197
Salaries and employees' benefits	293,554	240,360
Building	-	43,066

49. COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Bank is responsible for the preparation of these financial statements that were completed on February 3, 2006.

ERNST & YOUNG
PRASETIO, SARWOKO & SANDJAJA

www.ey.com

Jakarta Stock Exchange Building
Tower 2, 7th Floor
Jl. Jend. Sudirman Kav. 52 - 53
Jakarta 12190, Indonesia